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SCHEDULE 13E-4F

Tender Offer Statement Pursuant to Section 13(e)(1) of the
Securities Exchange Act of 1934 and Rule 13e-4 Thereunder

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Issuer Tender Offer Statement Pursuant to Section 13(e)(1)
of the Securities Exchange Act of 1934

Brascan Corporation
(Exact Name of Issuer as Specified in Its Charter)

Ontario
(Jurisdiction of Issuer's Incorporation or Organization)

Brascan Corporation
(Name(s) of Person(s) Filing Statement)

Class A Limited Voting Shares
(Title of Class of Securities)

10549P 60 6
(CUSIP Number of Class of Securities (if applicable))

Brascan Corporation
BCE Place, Suite 300
181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

October 5, 2005
(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

US $49,892,523 (1)	US $5,872.35 (1)

(1)
The fee has been calculated pursuant to the instructions for Schedule 13E-4F as prescribed by Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, based upon the value of the estimated 91.2 million Class A limited voting shares of Brascan Corporation held by United States residents and that may be tendered to the offer at US$41 per share.

☐    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Registration No.:
Filing Party:
Form/Schedule:	Date Filed:

TABLE OF CONTENTS

Page
PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
ISSUER BID CIRCULAR	1
SUMMARY	4
DEFINITIONS	6
OFFER TO PURCHASE	8
1. Number of Shares; Proration	8
2. Purchase Price	9
3. Procedure for Depositing Shares	9
4. Withdrawal Rights	11
5. Conditions of the Offer	12
6. Acceptance for Payment and Payment for Shares	13
7. Extension and Variation of the Offer	14
8. Payment in the Event of Mail Service Interruption	14
9. Liens; Dividends	15
10. Notice	15
11. Other Terms	15
CIRCULAR	16
1. Certain Information Concerning Brascan	16
2. Purpose and Effect of the Offer; Background to the Offer	17
3. Financial Statements	18
4. Price of Shares; Dividends; Previous Sales and Purchases of Shares	18
5. Interest of Directors and Officers; Transactions and Arrangements Concerning the Offer	20
6. Recent Developments and Material Changes in the Affairs of Brascan	22
7. Valuations	22
8. Income Tax Consequences	24
9. Certain Legal Matters; Regulatory Approvals	30
10. Source and Amount of Funds	30
11. Depositary	30
12. Fees and Expenses	30
13. Statutory Rights	30
CONSENT OF TORYS LLP	31
APPROVAL BY BRASCAN CORPORATION	31
LETTER OF TRANSMITTAL NOTICE OF GUARANTEED DELIVERY	1
PART II
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES

PART I

INFORMATION REQUIRED TO BE
SENT TO SHAREHOLDERS

Item 1.	Home Jurisdiction Documents

	Document 1:	Offer to Purchase and Circular dated October 2, 2005
	Document 2:	Letter of Transmittal
	Document 3:	Notice of Guaranteed Delivery

Item 2.	Informational Legends

See the cover of the Tender Offer Circular

OFFER
BY
BRASCAN CORPORATION

TO PURCHASE FOR CASH
UP TO 12.2 MILLION OF ITS CLASS A LIMITED VOTING SHARES FOR U.S. $41.00 PER SHARE

        This offer (the "Offer") provides the shareholders of Brascan Corporation ("Brascan" or the "Company") with the opportunity to deposit Class A Limited Voting shares (the "Class A Limited Voting Shares") of Brascan for purchase by Brascan for U.S. $41.00 per share (the "Purchase Price"), upon the terms and subject to the conditions set forth in the Offer. The Offer expires at 5:00 p.m., Toronto time, on November 9, 2005 unless extended (the "Expiration Date").

        Each shareholder who has properly deposited Class A Limited Voting Shares pursuant to the Offer and who has not withdrawn Class A Limited Voting Shares will receive the Purchase Price, payable in cash (subject to applicable withholding taxes), for all Class A Limited Voting Shares purchased upon the terms and subject to the conditions of the Offer including the provisions relating to proration described herein. Class A Limited Voting Shares not purchased because of proration will not be purchased in the Offer and will be returned to the tendering shareholder at Brascan's expense as promptly as practicable after the expiration of the Offer.

        If the number of Class A Limited Voting Shares properly deposited by the Expiration Date pursuant to the Offer is greater than 12.2 million Class A Limited Voting Shares (an "Over-Subscription"), Brascan will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price 12.2 million Class A Limited Voting Shares so deposited on a pro rata basis. In order to minimize "Odd Lot" remainders for shareholders who own, beneficially or of record, fewer than 100 Class A Limited Voting Shares, and who tender all such Class A Limited Voting Shares pursuant to the Offer, Brascan will purchase all such Class A Limited Voting Shares without subjecting them to proration, provided such shareholders check Box A, "Odd Lots" in the accompanying Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery. See Section 1 of the Offer, "Number of Shares; Proration".

        No person owns more than 10% of the Class A Limited Voting Shares other than Partners Limited ("Partners") and its shareholders, who collectively own, directly or indirectly, or exercise control or direction over, or have options and warrants to acquire, approximately 45 million Class A Limited Voting Shares as of the date hereof, representing approximately 17% of the issued and outstanding Class A Limited Voting Shares on a fully diluted basis. These shareholdings include approximately 17.4 million Class A Limited Voting Shares held through BNN Investments Ltd. ("BNN Investments"), a public company listed on the Toronto Stock Exchange. Partners, together with 14 of its shareholders, owns approximately 85% of BNN Investments. Partners also owns 85,120 Class B Limited Voting Shares of the Company (the "Class B Limited Voting Shares"), representing 100% of the issued and outstanding Class B Limited Voting Shares. Partners and BNN Investments have advised the Company that they will not tender any of their Class A Limited Voting Shares to the Offer. In the event Brascan takes up and purchases 12.2 million Class A Limited Voting Shares pursuant to the Offer, Partners and its shareholders will own approximately 17% of the issued and outstanding Class A Limited Voting Shares.

        On September 14, 2005, the last full trading day prior to the announcement of the Offer, the closing prices per Class A Limited Voting Share on the Toronto Stock Exchange (the "TSX") and on the New York Stock Exchange (the "NYSE") were Cdn. $49.13 and U.S. $41.50, respectively. The average closing prices per Class A Limited Voting Share on the TSX and on the NYSE over the 20 trading days preceding the announcement of the Offer were Cdn. $47.51 and U.S. $39.89, respectively.

        Brascan reserves the right to withdraw the Offer and not take up and pay for any Class A Limited Voting Shares deposited under the Offer unless certain conditions are satisfied. See Section 5 of the Offer, "Conditions of the Offer".

        Neither Brascan nor its Board of Directors makes any recommendation to any shareholder as to whether to deposit or refrain from depositing Class A Limited Voting Shares. Each shareholder must make the decision whether to deposit Class A Limited Voting Shares under the Offer. Brascan believes that the Class A Limited Voting Shares have been trading in price ranges which do not fully reflect the value of the Company's business and future prospects. Shareholders are urged to consult their own investment and tax advisors and make their own decisions whether to deposit Class A Limited Voting Shares to the Offer and, if so, how many Class A Limited Voting Shares to deposit.

        Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 8 of the Circular, "Income Tax Consequences".

        Any shareholder who wishes to deposit all or any portion of his or her Class A Limited Voting Shares under the Offer should complete and sign the Letter of Transmittal (or a manually executed photocopy thereof) in accordance with the instructions in such Letter of Transmittal and deliver it and all other required documents to CIBC Mellon Trust Company, as Depositary (the "Depositary"), and deliver the share certificates for such Class A Limited Voting Shares to the Depositary set forth in the Offer under "Procedure for Depositing Shares", or request his or her broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him or her. Any shareholder whose Class A Limited Voting Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person or institution if the shareholder wishes to deposit such Class A Limited Voting Shares. Any shareholder who wishes to deposit Class A Limited Voting Shares and whose certificates for such Class A Limited Voting Shares are not immediately available must deposit such Class A Limited Voting Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Procedure for Depositing Shares".

        All references to "U.S. $" in this Offer and Circular refer to U.S. dollars and all references to "Cdn. $" refer to Canadian dollars.

INFORMATION FOR UNITED STATES SHAREHOLDERS ONLY

        This Offer is made by Brascan, a Canadian issuer, for its own securities, and while the Offer is subject to the disclosure requirements of the province of Ontario and the other provinces of Canada, U.S. shareholders should be aware that these disclosure requirements are different from those of the United States. Financial statements incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. The enforcement by investors of civil liabilities under U.S. federal securities laws may be adversely affected by the fact that the Company is incorporated under the provincial laws of Ontario and that in most cases its directors and officers are residents of countries other than the United States. Enforcement of civil liabilities under U.S. securities laws may further be adversely affected by the fact that some or all of the experts named in the Offer may be residents of Canada.

        U.S. shareholders should be aware that the acceptance of the Offer will have certain tax consequences under United States and Canadian law. See Section 8 of the Circular, "Income Tax Consequences". Brascan has filed with the Securities and Exchange Commission (the "SEC") an Issuer Tender Offer Statement on Schedule 13E-4F with respect to the Offer, pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-4(g) promulgated thereunder. See Section 1 of the Circular, "Certain Information Concerning Brascan".

October 2, 2005

        This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Brascan may, in its sole judgment, take such action as it may deem necessary to extend the Offer to shareholders in such jurisdiction.

SUMMARY

        This summary is qualified in its entirety by reference to the full text and more specific details in this Offer.

Number of Shares to be Purchased	Up to 12.2 million. See Section 1 of the Offer, "Number of Shares; Proration".
Purchase Price	U.S. $41.00.
Proration and Odd Lots
If the number of Class A Limited Voting Shares properly deposited by the Expiration Date pursuant to the Offer is greater than 12.2 million Class A Limited Voting Shares (an "Over-Subscription"), Brascan will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price up to 12.2 million Class A Limited Voting Shares so deposited on a pro rata basis. Multiple tenders by the same shareholder will be aggregated for this purpose. In order to minimize "Odd Lot" remainders for shareholders who own, beneficially or of record, fewer than 100 Class A Limited Voting Shares, and who tender all such Class A Limited Voting Shares, Brascan will purchase all such Class A Limited Voting Shares without subjecting them to proration, provided such shareholders check Box A, "Odd Lots" in the accompanying Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery. See Section 1 of the Offer, "Number of Shares; Proration".
Directors, Major Shareholders and Officers
No person owns more than 10% of the Class A Limited Voting Shares other than Partners and its shareholders, who collectively own, directly or indirectly, or exercise control or direction over, or have options and warrants to acquire, approximately 45 million Class A Limited Voting Shares as of the date hereof, representing approximately 17% of the issued and outstanding Class A Limited Voting Shares on a fully diluted basis. These shareholdings include approximately 17.4 million Class A Limited Voting Shares held through BNN Investments Ltd., a public company listed on the Toronto Stock Exchange. Partners, together with 14 of its shareholders, owns approximately 85% of BNN Investments. Partners also owns 85,120 Class B Limited Voting Shares, representing 100% of the issued and outstanding Class B Limited Voting Shares. Partners and BNN Investments have advised the Company that they will not tender any of their Class A Limited Voting Shares to the Offer. In the event Brascan takes up and purchases 12.2 million Class A Limited Voting Shares pursuant to the Offer, Partners and its shareholders will own approximately 17% of the issued and outstanding Class A Limited Voting Shares.

To the knowledge of Brascan, after reasonable enquiry, no directors or officers of the Company, or their associates, will be depositing Class A Limited Voting Shares pursuant to the Offer. See Section 5 of the Circular, "Interest of Directors and Officers; Transactions and Arrangements Concerning the Offer — Acceptance of the Offer".
Brokerage Commissions	None.
Conditions of the Offer
Brascan reserves the right to withdraw the Offer and not take up and pay for Class A Limited Voting Shares deposited under the Offer unless the conditions described under Section 5 in the Offer are satisfied or waived.
Expiration Date	November 9, 2005 at 5:00 p.m., Toronto time, or such later date and time to which the Offer may be extended by Brascan (the "Expiration Date").
Payment Date	Brascan will take up and pay for Class A Limited Voting Shares as soon as practicable after the Expiration Date, and in any event within 10 days after the Expiration Date.

Currency of Payment
The Purchase Price will be denominated in U.S. dollars. Registered shareholders who are resident in Canada will receive the Canadian dollar equivalent of the Purchase Price, unless they elect, in Box B, "Choice of Currency" in the accompanying Letter of Transmittal, to receive the Purchase Price in U.S. dollars. Registered shareholders who are not resident in Canada will receive the Purchase Price in U.S. dollars unless they elect, in Box B, "Choice of Currency" in the Letter of Transmittal, to receive the Purchase Price in Canadian dollars. The Canadian dollar equivalent of the Purchase Price will be calculated using the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rate provided by the Bank of Canada on the date on which the Class A Voting Shares are taken up.
Position of Brascan and Its Directors
Neither Brascan nor its Board of Directors make any recommendation to any shareholder as to whether to deposit or refrain from depositing Class A Limited Voting Shares. Brascan and its Board of Directors believe that the Class A Limited Voting Shares have been trading in price ranges that do not fully reflect the value of the Company's business and future prospects. Shareholders are urged to consult their own investment and tax advisors and make their own decision whether to deposit Class A Limited Voting Shares to the Offer and, if so, how many Class A Limited Voting Shares to deposit.
Withdrawal Rights
Deposited Class A Limited Voting Shares may be withdrawn at any time until the Class A Limited Voting Shares have been taken up by Brascan. Once the Class A Limited Voting Shares have been taken up by Brascan, deposited Class A Limited Voting Shares may be withdrawn if they are not paid for within three business days of having been taken up. See Section 4 of the Offer, "Withdrawal Rights".

Where (i) there is a variation in the terms of the Offer before the Expiration Date or (ii) a change occurs in the information contained in the Offer or Circular (as amended from time to time), either before the Expiration Date or after the Expiration Date but before the expiry of all rights of withdrawal in respect of the Offer, that would reasonably be expected to affect the decision of a shareholder to accept or reject the Offer, any Class A Limited Voting Shares deposited under the Offer but not yet taken up by Brascan may be withdrawn by or on behalf of the depositing shareholder at any time before the expiration of 10 days from the date of mailing or other communication of the notice of such respective variation or change.
Tax	Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 8 of the Circular, "Income Tax Consequences".
Further Information Regarding the Offer	Contact the Depositary or consult your broker. The addresses and telephone number of the Depositary are set out in the Letter of Transmittal.

        No person has been authorized to make any recommendation on behalf of Brascan as to whether shareholders should deposit or refrain from depositing shares pursuant to the offer. No person has been authorized to given any information or to make any representations in connection with the offer other than as set forth in this Offer or in the letter of transmittal. If given or made, any such recommendation or any such information or representation must not be relied upon as having been authorized by Brascan.

DEFINITIONS

        In the Offer and the Circular, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below:

"BNN Investments" means BNN Investments Ltd.;

"Brascan" or the "Company" means Brascan Corporation;

"Board of Directors" means the board of directors of Brascan;

"CDS" means the Canadian Depositary for Securities Limited;

"Circular" means the offering circular accompanying the Offer;

"Class A Limited Voting Shares" means the Class A Limited Voting shares of Brascan;

"Class A Preference Shares" means the Class A Preference shares of Brascan;

"Class AA Preference Shares" means the Class AA Preference shares of Brascan;

"Class B Limited Voting Shares" means the Class B Limited Voting shares of Brascan;

"Depositary" means CIBC Mellon Trust Company;

"Deposited Class A Limited Voting Shares" means Class A Limited Voting Shares validly deposited pursuant to the Offer;

"Eligible Institution" means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada, or members of the National Association of Securities Dealers;

"Exchange Act" means the Securities Exchange Act of 1934, as amended;

"Expiration Date" means 5:00 p.m., Toronto time, on November 9, 2005, unless Brascan, in its sole discretion, shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by Brascan, shall expire;

"Falconbridge" means Falconbridge Limited (formerly Noranda Inc.);

"Letter of Transmittal" means the letter of transmittal on blue paper in the form accompanying the Offer;

"Non-Canadian Holder" has the meaning ascribed thereto in Section 8 of the Circular, "Income Tax Consequences";

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery on green paper in the form accompanying the Offer;

"NYSE" means the New York Stock Exchange;

"Odd Lot" means the number of Class A Limited Voting Shares held by or on behalf of a shareholder that is less than a whole number of board lots, determined on an aggregate basis for each shareholder; in the case of Brascan, a board lot is equal to 100 Class A Limited Voting Shares;

"Offer" means the offer by Brascan to purchase for cash up to 12.2 million Class A Limited Voting Shares;

"Over-Subscription" means the proper deposit of greater than 12.2 million Class A Limited Voting Shares to the Offer on or prior to the Expiration Date, which Class A Limited Voting Shares are not withdrawn in accordance with Section 4 of the Offer, "Withdrawal Rights";

"Partners" means Partners Limited;

"Post-Offer Odd Lot Purchase" has the meaning ascribed thereto in Section 1 of the Offer, "Number of Shares; Proration";

"Purchase Price" means U.S. $41.00;

"SEC" means the Securities and Exchange Commission;

"Tax Act" means the Income Tax Act (Canada);

"TD Securities" means TD Securities Inc.;

"Trading Day" means any trading day on which trading occurs on the TSX;

"TSX" means the Toronto Stock Exchange; and

"VN" means the TSX Venture Exchange.

OFFER TO PURCHASE

To the Holders of Class A Limited Voting Shares of Brascan Corporation

        This offer (the "Offer") provides shareholders of Brascan Corporation ("Brascan" or the "Company") with the opportunity to deposit Class A Limited Voting shares (the "Class A Limited Voting Shares") of Brascan for purchase by Brascan for U.S. $41.00 per share (the "Purchase Price"), upon the terms and subject to the conditions set forth in this Offer and the Letter of Transmittal.

        THE OFFER IS NOT CONDITIONAL UPON ANY MINIMUM NUMBER OF SHARES BEING DEPOSITED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 5 OF THE OFFER, "CONDITIONS OF THE OFFER".

        All shareholders who have properly deposited and not withdrawn their Class A Limited Voting Shares pursuant to the Offer will receive the Purchase Price, net to the shareholder in cash (but subject to applicable withholding taxes), for all Class A Limited Voting Shares purchased upon the terms and subject to the conditions of the Offer, including the provisions relating to proration described herein.

        If, prior to the Expiration Date, more than 12.2 million Class A Limited Voting Shares are properly deposited to the Offer and not withdrawn (an "Over-Subscription"), Brascan will purchase at the Purchase Price on a pro rata basis, 12.2 million Class A Limited Voting Shares from shareholders who properly deposit their Class A Limited Voting Shares (with adjustments to avoid the purchase of fractional shares). In order to minimize "Odd Lot" remainders for shareholders who own, beneficially or of record, fewer than 100 Class A Limited Voting Shares, and who tender all such Class A Limited Voting Shares, Brascan will purchase all such Class A Limited Voting Shares without subjecting them to proration. See Section 1 of the Offer, "Number of Shares; Proration". Brascan will return all Class A Limited Voting Shares not purchased under the Offer, including Class A Limited Voting Shares not purchased because of proration. Depositing shareholders will not be obligated to pay brokerage fees or commissions on the purchase of Class A Limited Voting Shares by Brascan pursuant to the Offer.

        Neither Brascan nor its Board of Directors makes any recommendation to any shareholder as to whether to deposit or refrain from depositing Class A Limited Voting Shares. Brascan believes that the Class A Limited Voting Shares have been trading in price ranges which do not fully reflect the value of the Company's business and future prospects. Shareholders are urged to consult their own investment and tax advisors and make their own decisions whether to deposit Class A Limited Voting Shares to the Offer and, if so, how many Class A Limited Voting Shares to deposit.

        The accompanying Circular and Letter of Transmittal contain important information and should be read carefully before making a decision with respect to the Offer.

1.     NUMBER OF SHARES; PRORATION

        Upon the terms and subject to the conditions of the Offer, Brascan will accept for payment and purchase at the Purchase Price up to 12.2 million Class A Limited Voting Shares, or such lesser number of Class A Limited Voting Shares as are properly deposited at or prior to the Expiration Date (and not withdrawn in accordance with Section 4 of the Offer, "Withdrawal Rights"), pursuant to the Offer. Any Class A Limited Voting Shares purchased pursuant to the Offer will be cancelled.

        If the number of Class A Limited Voting Shares properly deposited by the Expiration Date (and not withdrawn in accordance with Section 4 of the Offer, "Withdrawal Rights") pursuant to the Offer is less than or equal to 12.2 million Class A Limited Voting Shares, Brascan will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price all Class A Limited Voting Shares deposited.

        If the number of Class A Limited Voting Shares properly deposited by the Expiration Date (and not withdrawn in accordance with Section 4 of the Offer, "Withdrawal Rights") pursuant to the Offer is greater than 12.2 million Class A Limited Voting Shares, Brascan will, upon the terms and subject to the conditions of the Offer, purchase at the Purchase Price 12.2 million Class A Limited Voting Shares so deposited on a pro rata basis (with adjustments to avoid the purchase of fractional shares). Brascan's determination as to proration shall be final and binding on all parties. In addition, in order to minimize "Odd Lot" remainders for shareholders who own, beneficially or of record, fewer than 100 Class A Limited Voting Shares, and who tender all such Class A Limited Voting Shares to the Offer, Brascan will purchase all such Class A Limited Voting Shares without subjecting them to proration (the "Post-Offer Odd Lot Purchase"), provided such shareholders check Box A, "Odd Lots" in the accompanying Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery. Promptly after it has made its determination as to proration, Brascan will determine the number of Class A Limited Voting Shares to be purchased under the Post-Offer Odd Lot Purchase and will, upon the terms and subject to the conditions of the Offer, purchase such Class A Limited Voting Shares concurrently with the 12.2 million Class A Limited Voting Shares to be purchased by Brascan pursuant to the Offer.

        In order to qualify for the Post-Offer Odd Lot Purchase, a shareholder must own, beneficially or of record, fewer than 100 Class A Limited Voting Shares (including Class A Limited Voting Shares held by the shareholder under separate certificates or in different accounts), must properly tender all such Class A Limited Voting Shares pursuant to the Offer and must check Box A, "Odd Lots" in the accompanying Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery.

2.     PURCHASE PRICE

        All shareholders who have properly deposited Class A Limited Voting Shares pursuant to the Offer and not withdrawn their Class A Limited Voting Shares will receive the Purchase Price, net to the shareholder in cash (but subject to applicable withholding taxes), for all Class A Limited Voting Shares purchased. Brascan will take up and pay for such Class A Limited Voting Shares as promptly as practicable, and in any event within 10 days after the Expiration Date. Brascan will pay for such Class A Limited Voting Shares within three business days after taking them up.

        Registered shareholders who are resident in Canada will receive the Canadian dollar equivalent of the Purchase Price, unless they elect, in Box B, "Choice of Currency" in the Letter of Transmittal, to receive the Purchase Price in U.S. dollars. Registered shareholders who are not resident in Canada will receive the Purchase Price in U.S. dollars unless they elect, in Box B, "Choice of Currency" in the Letter of Transmittal, to receive the Purchase Price in Canadian dollars. The Canadian dollar equivalent of the Purchase Price will be calculated using an exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rate provided by the Bank of Canada on the business day immediately preceding the payment date.

3.     PROCEDURE FOR DEPOSITING SHARES

        Proper Deposit of Shares.    To deposit Class A Limited Voting Shares pursuant to the Offer, (i) a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) with any required signature guarantees and any other documents required by the Letter of Transmittal must be received by the CIBC Mellon Trust Company, as depositary (the "Depositary") at one of its addresses set forth on the back cover of this Offer, by the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed. Participants of the Canadian Depositary for Securities Limited in Canada ("CDS") should contact such depositary with respect to the deposit of their Class A Limited Voting Shares under the Offer. CDS will be issuing instructions to its participants as to the method of depositing such Class A Limited Voting Shares under the terms of the Offer.

        Odd Lot holders who deposit all their Class A Limited Voting Shares must complete Box A, "Odd Lots" in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery in order to qualify for the preferential treatment available to Odd Lot holders as set forth in Section 1 of the Offer, "Number of Shares; Proration".

        Signature Guarantees.    No signature guarantee is required on the Letter of Transmittal if (i) the Letter of Transmittal is signed by the registered holder of the Class A Limited Voting Shares exactly as the name of the registered holder appears on the certificate deposited therewith, and payment is to be made directly to such registered holder, or (ii) Class A Limited Voting Shares are deposited for the account of an Eligible Institution. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a certificate representing Class A Limited Voting Shares is registered in the name of a person other than the signer of a Letter of Transmittal, or if payment is to be made, or certificates representing Class A Limited Voting Shares not purchased or deposited are to be issued to a person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or stock power guaranteed by an Eligible Institution.

        A shareholder who wishes to deposit Class A Limited Voting Shares under the Offer and whose certificate is registered in the name of a broker, dealer, commercial bank, trust company or other nominee should immediately contact such nominee in order to take the necessary steps to be able to deposit such Class A Limited Voting Shares under the Offer.

        Method of Delivery.    The method of delivery of Class A Limited Voting Shares and all other required documents is at the option and risk of the depositing shareholder. If certificates for Class A Limited Voting Shares are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended and it is suggested that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Depositary on or prior to such date. Delivery will only be made upon actual receipt of such Class A Limited Voting Shares by the Depositary.

        Guaranteed Delivery.    If a shareholder wishes to deposit Class A Limited Voting Shares pursuant to the Offer and cannot deliver certificates for such Class A Limited Voting Shares or time will not permit all required documents to reach the Depositary by the Expiration Date, such Class A Limited Voting Shares may nevertheless be deposited if all of the following conditions are met:

  (a)
  such deposit is made by or through an Eligible Institution;

  (b)
  a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by Brascan (on green paper) is received by the Depositary at its Toronto office as set out in the Notice of Guaranteed Delivery by the Expiration Date; and

  (c)
  the certificates for all deposited Class A Limited Voting Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Class A Limited Voting Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and any other documents required by the Letter of Transmittal, are received by the Depositary at its Toronto office as set out in the Notice of Guaranteed Delivery before 4:30 p.m., Toronto time, on or before the third Trading Day after the Expiration Date.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Toronto office of the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

        Notwithstanding any other provision hereof, payment for Class A Limited Voting Shares deposited and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such Class A Limited Voting Shares, a properly completed and duly executed Letter of Transmittal (or a manually executed photocopy thereof) relating to such Class A Limited Voting Shares, with signatures guaranteed if so required, and any other documents required by the Letter of Transmittal.

        Determination of Validity.    All questions as to the number of Class A Limited Voting Shares to be accepted, the price to be paid therefor, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any deposit of Class A Limited Voting Shares will be determined by Brascan, in its sole discretion, which determination shall be final and binding on all parties. Brascan reserves the absolute right to reject any or all deposits of Class A Limited Voting Shares determined by it not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of Brascan's counsel, be unlawful. Brascan also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any deposit of Class A Limited Voting Shares. No deposit of Class A Limited Voting Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. None of Brascan, the Depositary or any other person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. Brascan's interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding.

        Under no circumstances will interest be paid by Brascan or the Depositary by reason of any delay in making payment to any person using the guaranteed delivery procedures, including without limitation any delay arising because the Class A Limited Voting Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Class A Limited Voting Shares is not made until after the date the payment for deposited Class A Limited Voting Shares accepted for payment pursuant to the Offer is made by Brascan.

        Formation of Agreement.    The proper deposit of Class A Limited Voting Shares pursuant to any one of the procedures described above will constitute a binding agreement between the depositing shareholder and Brascan, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.

4.     WITHDRAWAL RIGHTS

        Except as otherwise provided in this Section, deposits of Class A Limited Voting Shares pursuant to the Offer will be irrevocable. Class A Limited Voting Shares deposited pursuant to the Offer may be withdrawn at any time until the Class A Limited Voting Shares have been taken up by Brascan. Once the Class A Limited Voting Shares have been taken up by Brascan, deposited Class A Limited Voting Shares may be withdrawn if they are not paid for within three business days of having been taken up.

        Unless otherwise required or permitted by applicable law, if (i) before the Expiration Date there is a variation in the terms of the Offer (including any extension of the period during which Class A Limited Voting Shares may be deposited under the Offer or any modification of any term or condition of the Offer, but excluding, unless otherwise required by applicable law, a variation which consists solely of an increase in the consideration offered pursuant to the Offer where the Expiration Date is not extended for a period of greater than 10 days or a variation which consists solely of a waiver of a condition of the Offer as listed in Section 5, "Conditions of the Offer"), or (ii) before the Expiration Date or after the Expiration Date but before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or in the Circular (as amended from time to time) that would reasonably be expected to affect the decision of a shareholder to accept or reject the Offer, any Class A Limited Voting Shares deposited under the Offer but not yet taken up by Brascan may be withdrawn by or on behalf of the depositing shareholder at any time before the expiration of 10 days from the date of mailing or other communication of the notice of such respective variation or change.

        For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Class A Limited Voting Shares. Any such notice of withdrawal must be signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Class A Limited Voting Shares being withdrawn and must specify the name of the person who deposited the Class A Limited Voting Shares to be withdrawn, the name of the registered holder, if different from that of the person who deposited such Class A Limited Voting Shares, and the number of Class A Limited Voting Shares to be withdrawn. If the certificates have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the depositing shareholder must submit the serial numbers shown on the particular certificates evidencing the Class A Limited Voting Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of Class A Limited Voting Shares deposited by an Eligible Institution. A withdrawal of Class A Limited Voting Shares deposited pursuant to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal shall take effect only upon actual receipt by the Depositary of the properly completed and executed written notice.

        All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Brascan, in its sole discretion, which determination shall be final and binding. None of Brascan, the Depositary, or any other person shall be obligated to give any notice of any defects or irregularities in any notice of withdrawal and none of them shall incur any liability for failure to give any such notice.

        Any Class A Limited Voting Shares properly withdrawn will thereafter be deemed not deposited for purposes of the Offer. However, withdrawn Class A Limited Voting Shares may be redeposited prior to the Expiration Date by again following any of the procedures described in Section 3, "Procedure for Depositing Shares".

        If Brascan extends the period of time during which the Offer is open, is delayed in its purchase of Class A Limited Voting Shares or is unable to purchase Class A Limited Voting Shares pursuant to the Offer for any reason, then, without prejudice to Brascan's rights under the Offer, the Depositary may, subject to applicable law, retain on behalf of Brascan all deposited Class A Limited Voting Shares, and such Class A Limited Voting Shares may not be withdrawn except to the extent depositing shareholders are entitled to withdrawal rights as described in this Section 4, "Withdrawal Rights".

5.     CONDITIONS OF THE OFFER

        Notwithstanding any other provision of the Offer, Brascan shall not be required to accept for purchase, purchase or pay for any Class A Limited Voting Shares deposited and may terminate or cancel the Offer or may postpone the payment for Class A Limited Voting Shares deposited if, at any time on or the date of this Offer and Circular and at or before the take up of any such Class A Limited Voting Shares, any of the following events shall have occurred (or shall have been determined by Brascan to have occurred) which, in Brascan's sole judgment in any such case and regardless of the circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for purchase or payment:

  (a)
  there shall have been threatened, instituted or pending any action or proceeding by any government or governmental authority or regulatory or administrative agency in any jurisdiction, or by any other person in any jurisdiction, before any court or governmental authority or regulatory or administrative agency in any jurisdiction, (i) challenging or seeking to cease trade, make illegal, delay or otherwise directly or indirectly restrain or prohibit the making of the Offer, the acceptance for payment for some or all of the Class A Limited Voting Shares or otherwise directly or indirectly relating in any manner to or affecting the Offer, or (ii) that otherwise, in the sole judgment of Brascan, has or may have a material adverse effect on the Class A Limited Voting Shares or the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of Brascan or has impaired or may materially impair the contemplated benefits of the Offer to Brascan;

  (b)
  there shall have been any action or proceeding threatened, pending or taken or approval withheld or any statute, rule, regulation, stay, decree, judgment or order or injunction proposed, sought, enacted, enforced, promulgated, amended, issued or deemed applicable to the Offer or Brascan by any court, government or governmental authority or regulatory or administrative agency in any jurisdiction, that, in the sole judgment of Brascan, might, directly or indirectly, result in any of the consequences referred to in clauses (i) or (ii) of paragraph (a) above or would or might prohibit, prevent, restrict or delay consummation of or materially impair the contemplated benefits of the Offer to Brascan;

  (c)
  there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any securities exchange or in the over-the-counter market in Canada or the United States, (ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States (whether or not mandatory), (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving Canada or the United States, (iv) any limitation by any governmental, regulatory or administrative authority or agency or any other event that, in the sole judgment of Brascan, might affect the extension of credit by banks or other lending institutions, (v) a reduction in the market price of the Class A Limited Voting Shares (determined as provided in section 183 of the Regulation under the Securities Act (Ontario)) to a price less than U.S. $39.00 per share, (vi) any change in the general political, market, economic or financial conditions that has or may have a material adverse effect on Brascan's business, operations or prospects or the trading in, or value of, the Class A Limited Voting Shares, or (vii) any decline in any of the S&P/TSX Composite Total Return Index by an amount in excess of 10%, measured from the close of business on October 2, 2005;

  (d)
  any change shall have occurred (or any development shall have occurred involving any prospective change or changes) in the business, income, assets, liabilities, condition (financial or otherwise), properties, operations, results of operations or prospects of Brascan that, in the sole judgment of Brascan, have or may have material adverse significance with respect to Brascan taken as a whole;

  (e)
  Brascan shall have concluded that exemptions required under applicable securities legislation in Canada are not available to Brascan for the Offer and, if required under any such legislation, Brascan shall not have received such exemptions or waivers of the appropriate Canadian or U.S. securities regulatory authorities; and

  (f)
  any change shall have occurred or been proposed to the Tax Act that, in the opinion of Brascan, is detrimental to Brascan or a shareholder in respect of the Offer.

        Any waiver of a condition or the withdrawal of the Offer shall be deemed to be effective on the date on which notice of such waiver or withdrawal is delivered or otherwise communicated to the Depositary. Brascan, after giving notice to the Depositary of any waiver of a condition or the withdrawal of the Offer, shall forthwith thereafter make a public announcement of such waiver or withdrawal and provide or cause to be provided notice of such waiver or withdrawal to the TSX, the NYSE and the Canadian and U.S. securities regulatory authorities. If the Offer is withdrawn, Brascan shall not be obligated to take up, accept for purchase or pay for any Class A Limited Voting Shares deposited under the Offer, and the Depositary will return all certificates for deposited Class A Limited Voting Shares and Letters of Transmittal and any related documents to the parties by whom they were deposited.

        The foregoing conditions are for the sole benefit of Brascan and may be asserted by Brascan in its sole discretion regardless of the circumstances (including any action or inaction by Brascan) giving rise to any such conditions, or may be waived by Brascan, in its sole discretion, in whole or in part at any time. The failure by Brascan at any time to exercise its rights under any of the foregoing conditions shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right which may be asserted at any time or from time to time. Any determination by Brascan concerning the events described in this Section shall be final and binding on all parties.

6.     ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

        Brascan will take up and pay for Class A Limited Voting Shares to be purchased pursuant to the Offer as soon as practicable after the Expiration Date, but in any event not later than 10 days after such time. Brascan will pay for such Class A Limited Voting Shares within three business days after taking up the Class A Limited Voting Shares.

        Number of Shares.    For purposes of the Offer, Brascan will be deemed to have accepted for payment, subject to proration, Class A Limited Voting Shares deposited and not withdrawn if, as and when Brascan gives oral (to be confirmed in writing) or written notice to the Depositary of its acceptance of such Class A Limited Voting Shares for payment pursuant to the Offer.

        Payment.    Payment for Class A Limited Voting Shares accepted for purchase pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Class A Limited Voting Shares with the Depositary, which will act as agent for the depositing shareholders for the purpose of receiving payment from Brascan and transmitting such payment to the depositing shareholders. Under no circumstances will interest be paid by Brascan or the Depositary to persons depositing Class A Limited Voting Shares by reason of any delay in paying for any Class A Limited Voting Shares or otherwise.

        In the event of proration of Class A Limited Voting Shares deposited pursuant to the Offer, Brascan will determine the proration factor and pay for those deposited Class A Limited Voting Shares accepted for payment as soon as practicable after the Expiration Date. However, Brascan does not expect to be able to announce the final results of any such proration until approximately three Trading Days after the Expiration Date.

        Certificates for all Class A Limited Voting Shares not purchased, including Class A Limited Voting Shares not purchased due to proration, will be returned as soon as practicable after the Expiration Date or termination of the Offer without expense to the depositing shareholder.

        The Purchase Price for Class A Limited Voting Shares deposited and purchased will be paid by cheque issued to the order of, and certificate(s) representing Class A Limited Voting Shares not deposited or not purchased under the Offer will be issued to, the person signing the relevant Letter of Transmittal or to the order of such other person as identified by the person signing such Letter of Transmittal, by properly completing the box captioned "Special Payment Instructions" in such Letter of Transmittal. In the absence of an address being provided, cheques or certificates will be forwarded to the address of the person as shown on the register for the Class A Limited Voting Shares.

        The Depositary will forward cheques and certificates representing all Class A Limited Voting Shares not purchased by first-class mail to the person signing the relevant Letter of Transmittal or to such other person or such other address as identified by the person in such Letter of Transmittal (unless, in the case of a cheque, the person signing the Letter of Transmittal instructs the Depositary to hold such cheque for pick-up) by properly completing the box captioned "Special Delivery Instructions" in such Letter of Transmittal. See Section 8 of the Offer, "Payment in the Event of Mail Service Interruption", in the event of real or possible mail service interruption.

        Persons depositing Class A Limited Voting Shares will not be obligated to pay brokerage commissions.

7.     EXTENSION AND VARIATION OF THE OFFER

        Brascan expressly reserves the right, in its sole discretion, and regardless of whether or not any of the conditions specified under Section 5 of the Offer, "Conditions of the Offer", shall have occurred, at any time or from time to time, to extend the period of time during which the Offer is open or to vary the terms and conditions of the Offer by giving written or oral notice to be confirmed in writing of extension or variation to the Depositary and by causing the Depositary to provide, where required by law, as soon as practicable thereafter, a copy of the notice in the manner set forth under Section 10 of the Offer to all shareholders. Promptly after giving notice of an extension or variation to the Depositary, Brascan will make a public announcement of the extension or variation and provide or cause to be provided notice of such extension or variation to the TSX, the NYSE and the Canadian and U.S. securities regulatory authorities. Any notice of extension or variation will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto.

        Where the terms of the Offer are varied, the period during which Class A Limited Voting Shares may be deposited pursuant to the Offer shall not expire before 10 days after the notice of variation has been given to holders of Class A Limited Voting Shares unless otherwise permitted by applicable law. During any such extension or in the event of any variation, all Class A Limited Voting Shares previously deposited and not taken up or withdrawn will remain subject to the Offer, subject to Section 4 of this Offer, "Withdrawal Rights". An extension of the Expiration Date or a variation of the Offer does not constitute a waiver by Brascan of its rights under Section 5 of this Offer, "Conditions of the Offer".

        If, prior to the Expiration Date, a variation in the terms of the Offer increases the consideration offered to holders of Class A Limited Voting Shares by Brascan in its sole discretion, such increase shall be applicable to all holders whose Class A Limited Voting Shares are taken up pursuant to the Offer.

        Notwithstanding the foregoing, the Offer may not be extended by Brascan if all the terms and conditions of the Offer have been complied with, except those waived by Brascan, unless Brascan first takes up all Class A Limited Voting Shares properly deposited under the Offer and not withdrawn, provided that if Brascan has previously given a notice of a variation, Brascan shall not take up any Class A Limited Voting Shares deposited under the Offer until the expiration of 10 days after the notice of variation has been given to holders of Class A Limited Voting Shares.

        Brascan also expressly reserves the right, in its sole discretion, (i) to terminate the Offer and not to accept for purchase any Class A Limited Voting Shares not theretofore accepted for purchase upon the occurrence of any of the events specified in Section 5, "Conditions of the Offer", or (ii) at any time or from time to time to amend the Offer in any respect.

        Any such extension, delay, termination or amendment will be followed as promptly as practicable by a public announcement thereof. Without limiting the manner in which Brascan may choose to make any public announcement, except as provided by applicable law, Brascan shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to Canada Newswire Ltd.

        If Brascan makes a material change in the terms of the Offer or the information concerning the Offer, Brascan will extend the time during which the Offer is open to the extent required under applicable Canadian provincial securities legislation.

8.     PAYMENT IN THE EVENT OF MAIL SERVICE INTERRUPTION

        Notwithstanding the provisions of the Offer, cheques in payment for Class A Limited Voting Shares purchased under the Offer and certificates for any Class A Limited Voting Shares to be returned will not be mailed if Brascan determines that delivery by mail may be delayed. Persons entitled to cheques or certificates which are not mailed for this reason may take delivery at the office of the Depositary at which the deposited certificates for the Class A Limited Voting Shares were delivered until Brascan has determined that delivery by mail will no longer be delayed. Brascan will provide notice as provided under Section 10 of the Offer of any determination not to mail under this Section as soon as reasonably practicable after such determination is made. The deposit of cheques with the Depositary in these circumstances will constitute delivery to the persons entitled to them.

9.     LIENS; DIVIDENDS

        Class A Limited Voting Shares acquired pursuant to the Offer shall be acquired by Brascan free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of such Class A Limited Voting Shares to shareholders of record on or prior to the date upon which the Class A Limited Voting Shares are taken up under the Offer shall be for the account of such shareholders. Each shareholder of record on that date will be entitled to receive that dividend, whether or not such shareholder deposits Class A Limited Voting Shares pursuant to the Offer.

10.   NOTICE

        Any notice to be given by Brascan or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first-class mail, postage prepaid, to the registered holders of Class A Limited Voting Shares at their respective addresses as shown on the share registers maintained in respect of the Class A Limited Voting Shares and will be deemed to have been received on the first business day following the date of mailing. These provisions apply despite (i) any accidental omission to give notice to any one or more shareholders and (ii) an interruption of mail service in Canada or the United States following mailing. In the event of an interruption of mail service following mailing, Brascan will use reasonable efforts to disseminate the notice by other means, such as publication. In the event that post offices in Canada or the United States are not open for deposit of mail, or there is reason to believe there is or could be a disruption in all or any part of the postal service, any notice which Brascan or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by shareholders if it is issued by way of a news release and if it is published once in the National Edition of The Globe and Mail or the National Post and in a French language daily newspaper of general circulation in Montreal.

11.   OTHER TERMS

  (a)
  No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Brascan other than as contained in the Offer, and, if any such information or representation is given or made, it must not be relied upon as having been authorized.

  (b)
  It is a term of the Offer that for the purposes of subsection 191(4) of the Income Tax Act (Canada) the "Specified Amount" in respect of each Class A Limited Voting Share shall be U.S. $41.00.

  (c)
  The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

  (d)
  Brascan, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the validity of any acceptance of the Offer and the validity of any withdrawals of Class A Limited Voting Shares.

  (e)
  The Offer is not being made to nor will deposits of Class A Limited Voting Shares be accepted from or on behalf of shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Brascan may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to shareholders in any such jurisdiction.

        The accompanying Circular constitutes the issuer bid circular required under Canadian provincial securities legislation with respect to the Offer.

BRASCAN CORPORATION
(Signed) J. BRUCE FLATT

CIRCULAR

        The following information is supplied with respect to the accompanying Offer by Brascan to purchase up to 12.2 million Class A Limited Voting Shares.

1.     CERTAIN INFORMATION CONCERNING BRASCAN

        Brascan was formed by articles of amalgamation dated August 1, 1997 and is organized pursuant to articles of amalgamation under the Business Corporations Act (Ontario) dated January 1, 2005. Brascan's registered and principal office is at BCE Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario M5J 2T3.

        Brascan is a global asset management company with a focus on property, power and infrastructure assets. It has direct investments of U.S. $20 billion and a growing portfolio of U.S. $50 billion of funds under management. Its assets include 70 premier office properties and over 130 power generating plants.

        The authorized share capital of the Company consists of:

  (a)
  an unlimited number of Class A Limited Voting Shares, of which 260,831,147 are issued and outstanding as at August 31, 2005;

  (b)
  85,120 Class B Limited Voting Shares, all of which are issued and outstanding;

  (c)
  an unlimited number of Class A Preference shares (the "Class A Preference Shares"), consisting of 72,753,701 issued and outstanding shares of 14 different series as at August 31, 2005; and

  (d)
  an unlimited number of Class AA Preference shares (the "Class AA Preference Shares"), issuable in series, of which no series is issued and outstanding.

        The Class B Limited Voting Shares are voting. The Class A Preference Shares are non-voting. Except as set out below, each holder of Class A Limited Voting Shares is entitled to notice of, and to attend and vote at, all meetings of the Company's shareholders, other than meetings at which holders of only a specified class or series may vote, and shall be entitled to cast one vote per share. In the election of directors, holders of Class A Limited Voting Shares, together, in certain circumstances, with the holders of certain series of Class A Preference Shares, are entitled to elect one-half of the Board of Directors. Holders of Class B Limited Voting Shares are entitled to elect the other one-half of the Board of Directors. Subject to the prior rights of the holders of the Class A Preference Shares, the Class AA Preference Shares and any other senior ranking shares outstanding from time to time, holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on a parity with each other with respect to the payment of dividends (if, as and when declared by the Board of Directors) and the return of capital on the liquidation, dissolution or winding-up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.

        Partners Limited ("Partners"), which holds all of the issued and outstanding Class B Limited Voting Shares, is a party to a Trust Agreement with Montreal Trust Company of Canada (as trustee for the holders of Brascan's Class A Limited Voting Shares) dated August 1, 1997. The Trust Agreement provides, among other things, that Partners has agreed not to sell any Class B Limited Voting Shares, directly or indirectly, pursuant to a takeover bid, unless a concurrent bid is made to all holders of Class A Limited Voting Shares. The concurrent offer must be: (i) for the same percentage of Class A Limited Voting Shares as the percentage of Class B Limited Voting Shares offered to be purchased from Partners; and (ii) the same in all material respects as the offer for the Class B Limited Voting Shares. Among other things, the Trust Agreement permits: (i) a sale by Partners of Class B Limited Voting Shares at a price per share less than 115% of the market price of Class A Limited Voting Shares and as part of a transaction involving the sale of shares by not more than five persons in the aggregate; and (ii) a direct or indirect sale of shares of Partners to a purchaser who is or will become a shareholder of Partners and will not hold more than 20% of Partners' outstanding shares as a result of the transaction.

        The Class A Limited Voting Shares are listed and posted for trading on the TSX and the NYSE and certain series of the Class A Preference Shares are listed and posted for trading on the TSX or the TSX Venture Exchange:

Class of Shares	TSX Symbol/NYSE Symbol
(as applicable)
Class A Limited Voting Shares	BNN — NYSE, BNN. LV. A — TSX
Class A Preference Shares, Series 2	BNN. PR. B — TSX
Class A Preference Shares, Series 3	BNN. PR. F — VN
Class A Preference Shares, Series 4	BNN. PR. C — TSX
Class A Preference Shares, Series 8	BNN. PR. E — TSX
Class A Preference Shares, Series 9	BNN. PR. G — TSX
Class A Preference Shares, Series 10	BNN. PR. H — TSX
Class A Preference Shares, Series 11	BNN. PR. I — TSX
Class A Preference Shares, Series 12	BNN. PR. J — TSX
Class A Preference Shares, Series 13	BNN. PR. K — TSX
Class A Preference Shares, Series 14	BNN. PR. L — TSX

        Please refer to Section 4 of the Circular, "Price Range of Shares; Dividends; Previous Sales and Purchases of Shares", for details regarding previous purchases of Class A Limited Voting Shares by Brascan in the 24 months prior to the date hereof in the ordinary course through the facilities of the TSX and the NYSE under normal course issuer bids.

        Brascan is subject to the informational reporting requirements of applicable Canadian provincial securities legislation and the Exchange Act, and in accordance therewith files reports and other information with Canadian provincial securities regulators and the SEC. As a "foreign private issuer" under the Exchange Act, Brascan is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements (which are prepared in accordance with applicable Canadian provincial securities legislation), and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, Brascan is not required to publish financial statements as frequently or as promptly as U.S. companies. Under the Multijurisdictional Disclosure System adopted by Canada and the United States, the Offer is subject to the disclosure requirements of the province of Ontario and the other provinces of Canada rather than those of the United States. U.S. shareholders should be aware that Canadian disclosure requirements are different from those of the United States. Brascan has filed with the SEC an Issuer Tender Offer Statement on Schedule 13E-4F with respect to the Offer, pursuant to Section 13(e)(1) of the Exchange Act and Rule 13e-4(g) thereunder. The Offer, which constitutes a part of the Schedule 13E-4F, does not contain all of the information set forth in the Schedule 13E-4F and its exhibits. Shareholders may read and copy any document that Brascan files with, or furnishes to, the SEC (including Brascan's Schedule 13E-4F relating to the Offer) at the SEC's public reference room at Room 1580, 100 F Street N.E., Washington, D.C. 20549. Shareholders may also obtain copies of the same documents from the public reference room of the SEC in Washington by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site (www.sec.gov) that makes available reports and other information that Brascan files or furnishes electronically with it. Shareholders may access documents filed with Canadian provincial securities regulators through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR).

2.     PURPOSE AND EFFECT OF THE OFFER; BACKGROUND TO THE OFFER

        As of August 31, 2005 Brascan had issued and outstanding 260,831,147 Class A Limited Voting Shares. The Class A Limited Voting Shares that Brascan is offering to purchase pursuant to the Offer represent approximately 5% of the Class A Limited Voting Shares issued and outstanding.

        Brascan is making this Offer because it represents an effective use of Brascan's financial resources and Brascan believes it to be in the best interests of all of its shareholders. The Offer is expected to have a positive impact on earnings per share, without precluding Brascan from pursuing its future business opportunities. Brascan believes that the Class A Limited Voting Shares have been trading in price ranges which do not fully reflect the value of the Company's business and future prospects. As a result, the Company believes that taking up outstanding Class A Limited Voting Shares represents an attractive investment and an appropriate and desirable use of its available funds. Shareholders are urged to consult their own investment and tax advisors and make their own decisions whether to deposit Class A Limited Voting Shares to the Offer and, if so, how many Class A Limited Voting Shares to deposit.

        The Offer provides shareholders who are considering the sale of all or a portion of their Class A Limited Voting Shares the opportunity to sell such Class A Limited Voting Shares for cash without the usual transaction costs associated with market sales. In addition, shareholders who tender Class A Limited Voting Shares and own fewer than 100 Class A Limited Voting Shares will not only avoid the payment of brokerage commissions but also any Odd Lot discounts applicable on a sale of their Class A Limited Voting Shares in a transaction on the TSX or the NYSE. Shareholders who determine not to accept the Offer will realize a proportionate increase in their equity interest in Brascan if any Class A Limited Voting Shares are purchased pursuant to the Offer.

        Neither Brascan nor its Board of Directors makes any recommendation to any shareholder as to whether to deposit or refrain from depositing any or all of such shareholder's Class A Limited Voting Shares. No person has been authorized to make any such recommendation. Shareholders are urged to evaluate carefully all information in the Offer, consult their own investment and tax advisors and make their own decisions whether to deposit Class A Limited Voting Shares and, if so, how many Class A Limited Voting Shares to deposit.

        Management of the Company determined that pursuing an issuer bid would be an efficient use of its financial resources for the reasons set out above. On August 3, 2005, management of the Company met with the Board of Directors to discuss pursuing, and the proposed terms and timing of, a potential issuer bid. The Board of Directors requested that management advise the Board of Directors as to the optimal terms and timing of a potential issuer bid, but did not make a determination to undertake an issuer bid at that time. On September 12, 2005, management recommended to the Board of Directors that Brascan undertake an issuer bid on terms to be determined by management within a timeframe and price parameters determined by the Board of Directors. In considering management's recommendation, the Board of Directors considered (i) the significant increase in the book value of the common equity of the Company, (ii) the proceeds from the redemption of the preferred shares of Falconbridge held by the Company following the reorganization of the Company's investment in Falconbridge, (iii) the proceeds realized by the Company from its recent sale of common shares of Falconbridge to Xstrata plc ("Xstrata") and (iv) the fact that the Company had purchased approximately 418,000 Class A Limited Voting Shares in the preceding 18 month period. Following discussion, the Board of Directors unanimously determined that it would be in the best interests of the Company and all of its shareholders to proceed with an issuer bid. The Board of Directors reviewed with management the content of the proposed offer and issuer bid circular and authorized management, within specific delegated parameters, to fix the timing, size and price of the issuer bid. On September 14, 2005, within the scope of its delegated authority, management fixed the terms of the Offer.

        Canadian securities laws prohibit Brascan and its affiliates from acquiring any Class A Limited Voting Shares, other than pursuant to the Offer, until at least 20 business days after the Expiration Date or termination of the Offer. Brascan may, subject to applicable law, in the future purchase additional Class A Limited Voting Shares on the open market, in private transactions, through issuer bids or otherwise. Any such purchases may be on the same terms or on terms which are more or less favourable to shareholders than the terms of the Offer. Any possible future purchases by Brascan will depend on many factors, including the market price of the Class A Limited Voting Shares, Brascan's business and financial position, the results of the Offer and general economic and market conditions.

        Shareholders should carefully consider the income tax consequences of accepting the Offer. See Section 8 of the Circular, "Income Tax Consequences".

3.     FINANCIAL STATEMENTS

        The audited annual consolidated financial statements of Brascan for the year ended December 31, 2004 and the unaudited interim consolidated financial statements of Brascan for the six-month period ended June 30, 2005 have previously been mailed to shareholders. Shareholders may obtain copies of available financial statements, without charge, upon request to the Company by mail at Suite 300, 181 Bay Street, BCE Place, Box 762, Toronto, Ontario, M5J 2T3, by telephone at 416-363-9491, by facsimile at 416-363-2856, or by e-mail at enquiries@brascancorp.com.

4.     PRICE RANGE OF SHARES; DIVIDENDS; PREVIOUS SALES AND PURCHASES OF SHARES

        Trading of Shares on Principal Markets.    The Class A Limited Voting Shares are listed on the TSX under the symbol "BNN. LV. A" and on the NYSE under the symbol "BNN". The following table sets forth for the periods indicated the high and low closing prices per share and volumes of Class A Limited Voting Shares traded on the TSX and on the NYSE as compiled from published financial sources for each month from September, 2004:

	TSX			NYSE
Month	High	Low	Volume	High	Low	Volume
	(Cdn.$)	(Cdn.$)		(U.S.$)	(U.S.$)
2004
September	39.49	37.84	9,786,020	30.86	28.93	1,819,500
October	43.38	38.87	11,282,115	35.68	30.80	6,883,000
November	47.15	41.67	9,373,899	39.77	34.68	6,923,300
December	43.55	41.00	9,799,967	36.65	33.69	4,845,000
2005
January	42.60	40.68	7,107,932	35.75	33.43	4,473,000
February	46.29	42.20	7,187,320	37.70	34.16	4,358,100
March	46.81	44.35	10,531,385	38.09	36.45	2,995,100
April	45.48	42.99	8,118,947	37.01	34.45	3,652,600
May	48.43	46.01	5,614,048	38.56	36.55	3,022,700
June	48.45	45.93	7,630,616	38.61	37.51	2,280,800
July	47.38	44.75	13,468,955	39.00	36.77	3,308,600
August	47.37	45.35	8,920,494	39.73	37.20	6,791,200
September 1-22	51.82	47.88	8,074,959	44.30	40.56	5,759,700

        On September 14, 2005, the last full Trading Day prior to the announcement of the Offer, the closing prices per Class A Limited Voting Share on the TSX and on the NYSE were Cdn. $49.13 and U.S. $41.50, respectively. The average closing prices per Class A Limited Voting Share on the TSX and on the NYSE over the 20 trading days preceding the announcement of the Offer were Cdn. $47.51 and U.S. $39.89, respectively.

        Shareholders are urged to obtain current market quotations for the Class A Limited Voting Shares.

        Dividend Policy.    The declaration and payment of dividends on the Class A Limited Voting Shares and Class B Limited Voting Shares are at the discretion of the Company's Board of Directors. Dividends on the Class A Limited Voting Shares and Class B Limited Voting Shares are paid quarterly, normally at the end of February, May, August and November of each year. The Board of Directors supports a stable and consistent common share dividend policy, and will consider increasing dividends from time to time at a rate based on a portion of the growth rate in cash flow from operations per share.

        Dividends on the Company's Class A Preference Shares, Series 2, 4, 5, 7, 10, 11, 12 and 13 are paid quarterly, normally at the end of March, June, September and December of each year. Dividends on the Company's Class A Preference Shares, Series 9 are paid quarterly, normally at the beginning of February, May, August and November. Dividends on the Company's Class A Preference Shares, Series 3, 8 and 14 are paid monthly.

        The following table summarizes the dividends paid per share since January 1, 2003 on each class and series of securities of the Company that were outstanding at that date:

Share Class	Nine months ended September 30, 2005(3)	2004	2003
	(U.S.$)	(U.S.$)	(U.S.$)
Class A Limited Voting Shares(1) and Class B Share	0.44	0.55	0.49
Class A Preference Shares
Series 1(2)	—	0.30	0.54
Series 2	0.46	0.54	0.59
Series 3	1,678.73	1,774.04	2,112.47
Series 4 + 7	0.46	0.54	0.59
Series 8	0.54	0.56	0.81
Series 9	0.87	1.08	1.01
Series 10	0.88	1.11	1.03
Series 11	0.85	1.06	0.98
Series 12	0.83	1.04	0.83
Series 13	0.46	—	—
Series 14	1.65	—	—
Series 15	0.46	—	—

(1)
Dividend amounts per share have been adjusted retroactively to show the impact of the three-for-two share split on June 1, 2004.

(2)
The Company's Class A Series 1 Preference Shares were redeemed on July 30, 2004.

(3)
Estimated as at September 22, 2005.

        See Section 8 of the Circular, "Income Tax Consequences," however, for information with respect to deemed dividend tax treatment for shareholders arising from the sale of their Class A Limited Voting Shares pursuant to the Offer.

Previous Purchases and Sales.

        Pursuant to a normal course issuer bid that commenced on April 21, 2004 and expired on April 20, 2005, Brascan purchased 417,695 Class A Limited Voting Shares through the facilities of the TSX and the NYSE at an average price per share of Cdn. $42.80. Pursuant to a normal course issuer bid (the "Current Normal Course Issuer Bid") that commenced on April 21, 2005 and will end on April 20, 2006 (or an earlier date should Brascan complete its purchases), Brascan has offered to purchase up to 21,000,000 Class A Limited Voting Shares through the facilities of the TSX and the NYSE, representing approximately 10% of the public float of the Company. Brascan will pay the market price at the time of acquisition for any Class A Limited Voting Shares purchased. As at September 14, 2005, Brascan had purchased no Class A Limited Voting Shares pursuant to the Current Normal Course Issuer Bid. Brascan suspended the Current Normal Course Issuer Bid on September 14, 2005, in order to comply with TSX regulations, but will resume making purchases under the Current Normal Course Issuer Bid on November 10, 2005. The purpose of the normal course issuer bids is to enable Brascan to invest a portion of its excess cash generated on an annual basis for a risk adjusted return on capital.

5.     INTEREST OF DIRECTORS AND OFFICERS; TRANSACTIONS AND ARRANGEMENTS CONCERNING THE OFFER

        Ownership of Shares of Brascan.    The following table indicates, as at September 22, 2005, the number of outstanding securities of Brascan beneficially owned, directly or indirectly, or over which control or direction is exercised, by each director and senior officer of Brascan, each associate of a director or senior officer of Brascan, each person or company which holds more than 10% of the Class A Limited Voting Shares or Class B Limited Voting Shares and any person or company acting jointly or in concert with the issuer.

Name	Position	Ownership or control over securities of Brascan	Options to Purchase Class A Limited Voting Shares
James J. Blanchard	Director	3,000 Class A Limited Voting Shares	18,750
Jeffrey M. Blidner(1)	Chairman, Brascan Investments	1,139,837 Class A Limited Voting Shares 31,228 Class A Preference Shares, Series 11	587,213
Jack L. Cockwell(1)	Group Chairman and Director	6,408,775 Class A Limited Voting Shares	1,176,945
William A. Dimma	Director	16,071 Class A Limited Voting Shares 4,465 Class A Preference Shares, Series 2	—
J. Trevor Eyton	Director	15,000 Class A Limited Voting Shares	—
J. Bruce Flatt(1)	President and Chief Executive Officer and Director	4,766,657 Class A Limited Voting Shares	1,242,995
James K. Gray	Director	20,250 Class A Limited Voting Shares	18,750
Robert J. Harding(1)	Chairman and Director	651,222 Class A Limited Voting Shares	722,063
David W. Kerr(1)	Director	2,838,524 Class A Limited Voting Shares	—
Brian D. Lawson(1)	Chief Financial Officer	1,744,455 Class A Limited Voting Shares	767,063
Lance Liebman	Director	—	—
Philip B. Lind	Director	1,500 Class A Limited Voting Shares	18,750
Roy MacLaren	Director	—	7,500
G. Wallace F. McCain	Director	45,000 Class A Limited Voting Shares	—
Jack M. Mintz	Director	200 Class A Limited Voting Shares	7,500
George E. Myhal	Chief Operating Officer and Chairman, Brascan Asset Management	3,006,284 Class A Limited Voting Shares 30,046 Class A Preference Shares, Series 11	1,013,513
Samuel J. B. Pollock(1)	President, Brascan Investments	1,684,458 Class A Limited Voting Shares	324,713
Bruce K. Robertson(1)	President, Brascan Asset Management	990,120 Class A Limited Voting Shares 10,275 Class A Preference Shares, Series 11	319,500
George S. Taylor	Director	81,840 Class A Limited Voting Shares	18,750
Partners Limited	Shareholder	7,162,857 Class A Limited Voting Shares 85,120 Class B Limited Voting Shares	—

(1)
Includes Class A Limited Voting Shares held directly and indirectly through Partners and BNN Investments Ltd. ("BNN Investments").

        Acceptance of the Offer.    To the knowledge of Brascan, after reasonable enquiry, no person named under "Interest of Directors and Officers; Transactions and Arrangements Concerning the Offer — Ownership of Shares of Brascan" will be depositing any Class A Limited Voting Shares pursuant to the Offer.

        Interested Parties.    No person owns more than 10% of the Class A Limited Voting Shares other than Partners and its shareholders, who own, directly or indirectly, or exercise control or direction over, or have options and warrants to acquire, approximately 45 million Class A Limited Voting Shares as of the date hereof, representing approximately 17% of the issued and outstanding Class A Limited Voting Shares on a fully diluted basis. These shareholdings include approximately 17.4 million Class A Limited Voting Shares held through BNN Investments, a public company listed on the TSX. Partners, together with 14 of its shareholders, owns approximately 85% of BNN Investments. Partners also owns 85,120 Class B Limited Voting Shares of the Company, representing 100% of the issued and outstanding Class B Limited Voting Shares. Partners and BNN Investments have advised the Company that they will not tender any of their Class A Limited Voting Shares to the Offer. In the event Brascan takes up and purchases 12.2 million Class A Limited Voting Shares pursuant to the Offer, Partners and its shareholders will own approximately 17% of the issued and outstanding Class A Limited Voting Shares.

        As of September 22, 2005, all senior officers and directors of Brascan as a group, together with their associates, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of 20,584,669 Class A Limited Voting Shares or approximately 7.9% of the outstanding Class A Limited Voting Shares, as well as options to acquire an additional 6,244,755 Class A Limited Voting Shares. If Brascan purchases 12.2 million Class A Limited Voting Shares pursuant to the Offer and no officer or director deposits Class A Limited Voting Shares pursuant to the Offer, Brascan's senior officers and directors as a group will beneficially own approximately 8.3% of the outstanding Class A Limited Voting Shares.

        Commitments to Acquire Shares.    Brascan has no commitments to purchase Class A Limited Voting Shares or other equity securities of Brascan, other than pursuant to the Offer and the Current Normal Course Issuer Bid. To the knowledge of Brascan, after reasonable enquiry, no person named above has any commitment to purchase Class A Limited Voting Shares or other equity securities of Brascan.

        Benefits from the Offer.    No person named above will receive any direct or indirect benefit from accepting or refusing to accept the Offer, other than the consideration available to any shareholder who does or does not participate in the Offer. See above under "— Interested Parties" for the impact of the Offer on the interest of Partners in Brascan.

        Contracts, Arrangements or Understandings with Shareholders.    There are no contracts, agreements or understandings, formal or informal, between Brascan and any shareholder or director or officer of Brascan in relation to the Offer or any person or company with respect to any securities of Brascan in relation to the Offer.

6.     RECENT DEVELOPMENTS AND MATERIAL CHANGES IN THE AFFAIRS OF BRASCAN

        The following is a summary of significant developments affecting Brascan since the date of the most recent unaudited interim consolidated annual financial statements of Brascan (being the statements for the six-month period ended June 30, 2005).

        On June 1, 2005, Brookfield Properties Corporation and its Canadian-based subsidiary, BPO Properties Ltd. ("BPO Properties"), announced the formation of a bidding consortium (the "Consortium"), which included BPO Properties and institutional investors, the largest of which is the Canada Pension Plan Investment Board, to bid for the acquisition of O&Y Properties Corporation ("O&Y Properties") and O&Y Real Estate Investment Trust ("O&Y REIT"). On August 26, 2005, the Consortium announced it had entered into an agreement with O&Y Properties to acquire 100% of O&Y Properties' common shares at Cdn. $12.72 per share in cash. In addition, the Consortium announced it had entered into an agreement with O&Y REIT whereby it will make a take-over bid to acquire 100% of the limited voting units of O&Y REIT for Cdn. $16.25 per unit in cash, and that institutional investors owning approximately 21% of the outstanding units of O&Y REIT had entered into lock-up agreements with the Consortium to tender their units to the take-over bid. The proposed O&Y Properties transaction will be effected by way of a plan of arrangement, requiring approval of 66 2/3% of the votes cast at a special meeting of shareholders to be held on October 7, 2005. If approved, the plan of arrangement is expected to become effective in October, 2005. The take-over bid for O&Y REIT is open for acceptance until October 17, 2005 and is subject to a minimum tender condition of more than 50% of the outstanding units of O&Y REIT, excluding units owned by O&Y Properties. The proposed transactions are valued at approximately U.S. $1.7 billion.

        On August 15, 2005, Brascan announced that its subsidiary Brascade Corporation had sold approximately 73.1 million common shares of Falconbridge at Cdn. $28.00 per share to Xstrata for total proceeds of approximately U.S. $1.7 billion, consisting of U.S. $1.327 billion of cash and U.S. $375 million of convertible debentures of Xstrata.

        On September 15, 2005, Brascan announced that it intends to seek shareholder approval to change its name to Brookfield Asset Management Inc. Brascan has called a special meeting of shareholders for November 10, 2005 to consider and, if thought advisable, pass a special resolution authorizing an amendment to the articles of amalgamation of the Company to change its name. Brascan also announced its intention to make the Offer.

7.     VALUATIONS

Liquidity of Market

        Brascan is relying on the "liquid market exemption" specified in Ontario Securities Commission Rule 61-501 ("OSC Rule 61-501") and Local Policy Statement Q-27 of the Autorité des marchés financiers du Québec ("Policy Q-27") and discretionary exemptive relief orders in certain other provinces from the requirement to obtain a formal valuation applicable to the Offer.

        Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer or have been waived by such regulatory authorities pursuant to such discretionary exemptive relief orders.

        The Company has determined that there is a "liquid market" in the Class A Limited Voting Shares (as defined in OSC Rule 61-501) because:

  (a)
  there is a published market for the Class A Limited Voting Shares, namely the TSX (as principal trading market) and the NYSE;

  (b)
  during the 12-month period before September 15, 2005 (the date the Offer was announced):

    (i)
    the number of issued and outstanding Class A Limited Voting Shares was at all times at least 5,000,000, excluding Class A Limited Voting Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by related parties and Class A Limited Voting Shares that were not freely tradeable;

    (ii)
    the aggregate trading volume of the Class A Limited Voting Shares was at least 1,000,000 shares on the TSX;

    (iii)
    there were at least 1,000 trades in Class A Limited Voting Shares on the TSX; and

    (iv)
    the aggregate trading value based on the price of the trades referred to in clause (iii) was at least Cdn. $15,000,000; and

  (c)
  the market value of the Class A Limited Voting Shares on the TSX, as determined in accordance with applicable rules, was at least Cdn. $75,000,000 for August 2005.

        The Board of Directors considered the anticipated effect of the Offer on the liquidity of the market for beneficial owners of Class A Limited Voting Shares who do not deposit Class A Limited Voting Shares under the Offer and, in doing so, considered the following factors:

  (a)
  the extent by which the trading volume, number of trades and aggregate trading value of the Class A Limited Voting Shares during the 12-month period preceding the announcement of the Offer, the size of the public float of the Class A Limited Voting Shares, and the market value of Class A Limited Voting Shares exceed the minimum "liquid market" requirements specified in both OSC Rule 61-501 and Policy Q-27; and

  (b)
  the number of Class A Limited Voting Shares to be acquired under the Offer in relation to the public float, the trading volumes of and the number of trades in the Class A Limited Voting Shares on the TSX, the value of trades on the TSX, and the market value of the Class A Limited Voting Shares in the 12 months preceding the announcement of the Offer.

        The Board of Directors determined that it is reasonable to conclude that, following the completion of the Offer, there will be a market for beneficial owners of the Class A Limited Voting Shares who do not deposit Class A Limited Voting Shares under the Offer that is not materially less liquid than the market that existed at the time of the making of the Offer. Accordingly, the valuation requirements of securities regulatory authorities in Canada applicable to issuer bids generally are not applicable in connection with the Offer or have been waived by such regulatory authorities.

        The Class A Limited Voting Shares are registered under Section 12(g) of the Exchange Act and are listed on NYSE. Brascan believes that the purchase of Class A Limited Voting Shares pursuant to the Offer will not result in: (i) the Class A Limited Voting Shares becoming eligible for deregistration under Section 12(g) of the Exchange Act or (ii) the Class A Limited Voting Shares being delisted from NYSE. The Class A Limited Voting Shares are currently "margin securities" under the rules of the U.S. Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Class A Limited Voting Shares. Brascan believes that, following the repurchase of Class A Limited Voting Shares pursuant to the Offer, the Class A Limited Voting Shares will continue to be margin securities for the purposes of the U.S. Federal Reserve Board's margin regulations.

Prior Valuations

        Other than as described below, Brascan is not aware of any "prior valuations", as defined in OSC Rule 61-501 and Policy Q-27, regarding Brascan or of its material assets or securities within the 24-month period preceding the date of the Offer.

        In connection with the take-over bid for the common shares of Falconbridge by Noranda, pursuant to which Noranda offered 1.77 Noranda common shares for each Falconbridge common share tendered to the take-over bid, a special committee of the board of directors of Falconbridge retained TD Securities Inc. ("TD Securities") to deliver an independent valuation of the Falconbridge common shares and of the consideration offered by Noranda (the "Valuation and Fairness Opinion"). Based upon and subject to the analyses and assumptions set out in the Valuation and Fairness Opinion, TD Securities determined that the fair market value of the Falconbridge common shares was in the range of U.S. $32.50 to U.S. $38.50 per share and the value of the consideration issuable under the take-over bid was in the range of U.S. $33.63 to U.S. $40.71. On June 30, 2005, Noranda completed its amalgamation with Falconbridge and, at that time, Brascan held, directly and indirectly, approximately 20% of the issued and outstanding common shares and approximately 76% of the issued and outstanding junior preferred shares of the combined company. The Valuation and Fairness Opinion is attached to Noranda's take-over bid circular for the Falconbridge common shares, dated March 8, 2005, which is available at www.sedar.com. A copy of the Valuation and Fairness Opinion will be sent to any shareholder upon request and without charge.

8.     INCOME TAX CONSEQUENCES

Certain Canadian Federal Income Tax Considerations for Canadian Holders

        Brascan has been advised by Torys LLP that the following summary accurately describes the principal Canadian federal income tax considerations generally applicable to a sale of Class A Limited Voting Shares pursuant to the Offer by a shareholder who is resident in Canada, holds Class A Limited Voting Shares as capital property, is not affiliated with Brascan and deals at arm's length with Brascan, all within the meaning of the Tax Act. Certain shareholders, including financial institutions, registered securities dealers and corporations controlled by one or more of the foregoing, are generally precluded from treating Class A Limited Voting Shares as capital property and may be subject to "mark-to-market" rules which are not discussed in this summary.

        This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof and the current published administrative practices of the Canada Revenue Agency. This summary is not exhaustive of all Canadian federal income tax considerations. Except as referred to above, this summary does not take into account or anticipate changes in income tax law or administrative practice, nor does it take into account provincial, territorial or foreign tax considerations, which considerations may differ significantly from those discussed herein.

        IN VIEW OF THE DEEMED DIVIDEND TAX TREATMENT DESCRIBED BELOW OF A SALE OF SHARES PURSUANT TO THE OFFER AS OPPOSED TO CAPITAL GAIN (OR CAPITAL LOSS) TREATMENT WHICH WOULD GENERALLY APPLY TO A SALE IN THE MARKET, SHAREHOLDERS WHO WISH TO SELL THEIR SHARES AND WHO ARE NOT GENERALLY EXEMPT FROM CANADIAN FEDERAL INCOME TAX MAY WISH TO CONSULT THEIR TAX ADVISORS REGARDING SELLING THEIR SHARES IN THE MARKET PRIOR TO THE EXPIRATION DATE AS AN ALTERNATIVE TO ACCEPTING THE OFFER, IN ORDER TO RECEIVE CAPITAL GAIN (OR CAPITAL LOSS) TREATMENT ON THE DISPOSITION OF THEIR SHARES.

        For purposes of the Tax Act, all amounts must be expressed in Canadian dollars, including adjusted cost base and proceeds of disposition; amounts denominated in United States dollars must be converted into Canadian dollars based on the prevailing United States dollar exchange rate generally at the time these amounts arise.

        This summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder and no representation is made with respect to the income tax consequences to any particular shareholder. Accordingly, shareholders should consult their own tax advisors with respect to their particular circumstances.

        Individual Shareholders Resident in Canada.    Shareholders who are individuals resident in Canada who sell Class A Limited Voting Shares to Brascan pursuant to the Offer will be deemed to receive a taxable dividend equal to the excess of the amount paid by Brascan for the Class A Limited Voting Shares over their paid-up capital for purposes of the Tax Act. Brascan estimates that on the Expiration Date the paid-up capital per share will equal approximately Cdn. $5.90.

        The deemed dividend will be included in computing an individual shareholder's income subject to the normal gross-up and dividend tax credit rules generally applicable to taxable dividends received by individual shareholders from a taxable Canadian corporation.

        The amount paid by Brascan less the amount deemed to be received by the individual shareholder as a dividend (i.e. the paid-up capital of the Class A Limited Voting Shares for purposes of the Tax Act) will be treated as proceeds of disposition of the Class A Limited Voting Shares for the purposes of computing any capital loss or capital gain arising on the sale of the Class A Limited Voting Shares. In the case of an individual shareholder, such proceeds of disposition will equal approximately Cdn. $5.90 per share. The shareholder will realize a capital loss (or capital gain) on disposition of the Class A Limited Voting Shares equal to the amount by which the shareholder's proceeds of disposition, net of any costs of disposition, are less than (or exceed) the adjusted cost base to the shareholder of the Class A Limited Voting Shares sold to Brascan pursuant to the Offer. Under the Tax Act, one-half of any capital loss (or capital gain) realized by a shareholder is an allowable capital loss (or taxable capital gain). Taxable capital gains of a shareholder are required to be included in the income of the shareholder. Allowable capital losses may be deducted only against taxable capital gains subject to and in accordance with the provisions of the Tax Act. If the shareholder is a trust under which a corporation is a beneficiary, the amount of any such capital loss otherwise determined will be reduced by the amount of dividends or deemed dividends received on the Class A Limited Voting Shares (including any dividends deemed to be received as a result of the sale of Class A Limited Voting Shares to Brascan under the Offer) to the extent and under the circumstances prescribed by the Tax Act. Similar rules apply where a partnership or a trust is a beneficiary of a trust or such a trust is a member of a partnership that disposes of Class A Limited Voting Shares pursuant to the Offer.

        An individual shareholder who has realized a capital loss on the sale of Class A Limited Voting Shares under the Offer may have all or a portion of that loss denied if the "superficial loss" rules in the Tax Act apply. This may be the case where the individual shareholder (or a person affiliated with the individual shareholder) has acquired additional Class A Limited Voting Shares in the period commencing 30 days prior to the sale of Class A Limited Voting Shares under the Offer and ending 30 days after the sale of the Class A Limited Voting Shares under the Offer.

        Individual shareholders who realize a capital gain as a result of a sale of Class A Limited Voting Shares under the Offer should consult their own tax advisors with respect to the "alternative minimum tax" rules set out in the Tax Act.

        Corporate Shareholders Resident In Canada.    A corporate shareholder that is resident in Canada and that sells Class A Limited Voting Shares to Brascan pursuant to the Offer will (subject to the potential application of subsection 55(2) of the Tax Act) be deemed to receive a taxable dividend equal to the excess of the amount paid by Brascan for the Class A Limited Voting Shares over their paid-up capital for purposes of the Tax Act. Brascan estimates that on the Expiration Date the paid-up capital per share will equal approximately Cdn. $5.90.

        In the case of a shareholder that is a corporation resident in Canada other than certain "specified financial institutions" (as defined in the Tax Act), any such dividend that is not required to be recognized as proceeds of disposition under subsection 55(2) of the Tax Act as described below will be included in computing the shareholder's income as a dividend and will ordinarily be deductible in computing its taxable income. To the extent that such a deduction is available, private corporations (as defined in the Tax Act) and certain other corporations may be liable to pay refundable tax under Part IV of the Tax Act at a rate of 33 1/3% on the amount of the deemed dividend.

        Under subsection 55(2) of the Tax Act, a shareholder that is a corporation resident in Canada may be required to treat all or a portion of the deemed dividend as proceeds of disposition and not as a dividend. Subsection 55(2) of the Tax Act does not apply to the portion of the dividend subject to tax under Part IV of the Tax Act that is not refunded under the circumstances specified in subsection 55(2) and does not apply if the dividend would not be deductible in computing taxable income. Further, subsection 55(2) does not apply unless the shareholder would have realized a capital gain if it disposed of any Class A Limited Voting Share at fair market value immediately before its sale to Brascan and the sale to Brascan resulted in a significant reduction in the portion of the capital gain that could reasonably be considered to be attributable to anything other than the shareholder's "safe income" in respect of the particular Class A Limited Voting Share. In general terms, the safe income in respect of a particular Class A Limited Voting Share held by a shareholder is the portion of Brascan's undistributed after-tax income for purposes of the Tax Act which is attributable to such Class A Limited Voting Share and which has been earned or realized after the later of 1971 and the time the shareholder acquired the particular Class A Limited Voting Share. Corporate shareholders should consult their tax advisors for specific advice with respect to the potential application of subsection 55(2) of the Tax Act having regard to their particular circumstances.

        The amount paid by Brascan less the amount deemed to be received by the shareholder as a dividend, after application of subsection 55(2) of the Tax Act, will be treated as proceeds of disposition of the Class A Limited Voting Shares for purposes of computing any capital loss or capital gain arising on the sale of the Class A Limited Voting Shares. The shareholder will realize a capital loss (or capital gain) on disposition of the Class A Limited Voting Shares equal to the amount by which the shareholder's proceeds of disposition, net of any costs of disposition, are less than (or exceed) the adjusted cost base to the shareholder of the Class A Limited Voting Shares sold to Brascan pursuant to the Offer. Under the Tax Act, one-half of any capital loss (or capital gain) realized by a shareholder is an allowable capital loss (or taxable capital gain). Taxable capital gains of a shareholder are required to be included in the income of the shareholder. Allowable capital losses may be deducted only against taxable capital gains subject to and in accordance with the provisions of the Tax Act. The amount of any such capital loss otherwise determined will be reduced by the amount of dividends or deemed dividends received on the Class A Limited Voting Shares (including any dividends deemed to be received as a result of the sale of Class A Limited Voting Shares to Brascan under the Offer) to the extent and under the circumstances prescribed by the Tax Act. Similar rules apply where a corporation is a member of a partnership or a beneficiary of a trust that disposes of Class A Limited Voting Shares pursuant to the Offer.

        A corporate shareholder which has realized a capital loss on the sale of Class A Limited Voting Shares under the Offer may have all or a portion of that loss denied if the corporate shareholder (or a person affiliated with the corporate shareholder) has acquired additional Class A Limited Voting Shares in the period commencing 30 days prior to the sale of Class A Limited Voting Shares under the Offer and ending 30 days after the sale of Class A Limited Voting Shares under the Offer.

        A shareholder that is a Canadian-controlled private corporation throughout the year (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on its "aggregate investment income" for the year, which is defined to include an amount in respect of taxable capital gains (but not to include dividends or deemed dividends that are deductible in computing taxable income).

        Financial Institutions.    Depending upon all of the circumstances, including the extent of holdings of Class A Limited Voting Shares by a shareholder that is a "specified financial institution" for the purpose of the Tax Act and persons with whom the shareholder does not deal at arm's length, the Offer may cause a Class A Limited Voting Share to be treated as a "term preferred share" for the purposes of the Tax Act in respect of the sale of the Class A Limited Voting Share to Brascan pursuant to the Offer. The consequence of such treatment to such a shareholder may be the denial of the deduction for dividends deemed to be received on the Class A Limited Voting Share which is described above. Shareholders that are "specified financial institutions" for the purposes of the Tax Act should consult their own tax advisors with respect to their particular circumstances.

Certain Canadian Federal Income Tax Considerations for Non-Canadian Holders

        Brascan has been advised by Torys LLP that the following summary accurately describes the principal Canadian federal income tax considerations generally applicable to a sale of Class A Limited Voting Shares pursuant to the Offer by shareholders who, for purposes of the Tax Act, are not resident or deemed to be resident in Canada, do not use or hold, and are not deemed to use or hold, such Class A Limited Voting Shares in connection with carrying on a business in Canada, have not, either alone or in combination with persons with whom the shareholder does not deal at arm's length, owned 25% or more of the issued shares of any class or series of the capital stock of Brascan at any time within five years preceding the sale of the Class A Limited Voting Shares under the Offer, and, in the case of a shareholder that is an insurer, establishes that the Class A Limited Voting Shares do not constitute designated insurance property (in each case a "Non-Canadian Holder").

        This summary is based on the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) prior to the date hereof and the current published administrative practices of the Canada Revenue Agency. This summary is not exhaustive of all Canadian federal income tax considerations. Except as referred to above, this summary does not take into account or anticipate changes in income tax law or administrative practice, nor does it take into account provincial, territorial or foreign tax considerations, which considerations may differ significantly from those discussed herein.

        For purposes of the Tax Act, all amounts must be expressed in Canadian dollars, including adjusted cost base and proceeds of disposition; amounts denominated in United States dollars must be converted into Canadian dollars based on the prevailing United States dollar exchange rate generally at the time these amounts arise.

        IN VIEW OF THE DEEMED DIVIDEND TAX TREATMENT DESCRIBED BELOW ON A SALE OF SHARES PURSUANT TO THE OFFER AND THE RESULTING CANADIAN WITHHOLDING TAX, SHAREHOLDERS THAT ARE NOT RESIDENT IN CANADA MAY WISH TO CONSULT THEIR ADVISORS REGARDING SELLING THEIR SHARES IN THE MARKET PRIOR TO THE EXPIRATION DATE AS AN ALTERNATIVE TO ACCEPTING THE OFFER.

        This summary is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular shareholder and no representation is made with respect to the income tax consequences to any particular shareholder. Accordingly, shareholders should consult their own advisors with respect to their particular circumstances.

        A Non-Canadian Holder will not be subject to tax under the Tax Act in respect of any capital gain on the disposition of Class A Limited Voting Shares under the Offer.

        If the Class A Limited Voting Shares of a Non-Canadian Holder are purchased by Brascan under the Offer, a taxable dividend will be deemed to arise as discussed under "Certain Canadian Federal Income Tax Considerations for Canadian Holders — Individual Shareholders Resident in Canada". Such dividend will be subject to Canadian withholding tax at a rate of 25% or such lower rate as may be provided under the terms of an applicable Canadian tax treaty. For example, a deemed dividend received by a U.S. resident will generally be subject to Canadian withholding tax at a rate of 15%.

        Under the Canada-United Sates Income Tax Convention, a dividend deemed to be paid to certain religious, scientific, charitable and similar tax-exempt organizations and certain pension organizations that are resident in, and exempt from tax in, the United States is exempt from Canadian non-resident withholding tax. Provided that certain procedures are observed regarding registration of such organizations, Brascan will not be required to withhold such tax from payments made to such organizations. If qualifying organizations fail to follow the required administrative procedures, Brascan will be required to withhold tax and the organizations will have to file with Canadian revenue authorities a claim for a refund to recover amounts withheld.

Certain United States Federal Income Tax Considerations to United States Holders

        Brascan has been advised by Torys LLP that the following summary accurately describes the principal United States federal income tax consequences generally applicable to a beneficial owner of Class A Limited Voting Shares who is a "United States Holder" whose shares are purchased under the Offer. A United States Holder is: (i) a citizen or individual resident of the United States, (ii) a corporation, or other business entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof or therein, (iii) an estate whose income is subject to U.S. federal taxation regardless of source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust. If a partnership holds shares, the tax treatment of the partner will generally depend on the status of the partner and activities of the partnership. This description is for general information purposes only and is based upon the current provisions of the United States Internal Revenue Code of 1986, as amended (the "U.S. Code"), the Treasury regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly on a retroactive basis. The discussion below does not address the effect of any state, local or non-United States tax law on United States Holders.

        The following summary applies only to United States Holders who hold their Class A Limited Voting Shares as capital assets within the meaning of Section 1221 of the U.S. Code and does not purport to address all aspects of federal income taxation that may be relevant to particular United States Holders in light of their particular circumstances, nor does it discuss the federal income tax consequences to certain types of United States Holders subject to special treatment under the U.S. Code (including, but not limited to, persons that are tax exempt organizations, persons that have owned, or are deemed to have owned, 10% or more of the voting shares of Brascan at any time during the five-year period ending on the date on which Brascan acquires Class A Limited Voting Shares pursuant to the Offer, persons subject to the alternative minimum tax, dealers in securities, persons that have a "functional currency" other than the United States dollar, persons who hold Class A Limited Voting Shares as part of a straddle, hedging or conversion transaction, persons who acquired their Class A Limited Voting Shares in respect of services rendered to Brascan or its subsidiaries or holders of options).

        Investor Tax Reliance.    To ensure compliance with U.S. Internal Revenue Service ("IRS") Circular 230, United States Holders are hereby notified that (i) any discussion of federal tax in this Offer and Circular is not intended or written by us to be relied upon, and cannot be relied upon by such holders for the purposes of avoiding penalties that may be imposed on such holders under the U.S. Code, (ii) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein, and (iii) each United States Holder should seek advice based upon its particular circumstances from an independent tax advisor.

        In General.    A United States Holder's exchange of Class A Limited Voting Shares for cash pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. As discussed below, the United States federal income tax consequences to a United States Holder may vary depending upon the United States Holder's particular facts and circumstances. In particular, whether the exchange is properly treated as giving rise to a dividend taxable as ordinary income or results in capital gain or loss will depend on the facts applicable to a United States Holder's particular situation. Accordingly, United States Holders are advised to consult their own tax advisors as to the United States federal income tax consequences to them of participating in the Offer.

        Treatment as a Sale or Exchange.    Under Section 302 of the U.S. Code, a transfer of Class A Limited Voting Shares to Brascan pursuant to the Offer will, as a general rule, be treated as a sale or exchange of the Class A Limited Voting Shares only if the receipt of cash upon the sale (a) is "substantially disproportionate" with respect to the United States Holder, (b) results in a "complete redemption" of the United States Holder's interest in Brascan or (c) is "not essentially equivalent to a dividend" with respect to the United States Holder. These tests (the "Section 302 tests") are explained more fully below.

        If any of the Section 302 tests is satisfied, a depositing United States Holder will recognize gain or loss equal to the difference between the amount realized (before any withholding tax) and the United States Holder's basis in the Class A Limited Voting Shares sold pursuant to the Offer. The gain or loss will be a capital gain or loss, which will be a long-term capital gain or loss if the Class A Limited Voting Shares have been held for more than one year.

        United States Holders electing to receive payment in Canadian dollars should consult their own tax advisors as to the United States federal income tax consequences to them of making such an election.

        Treatment as a Dividend.    If none of the Section 302 tests is satisfied and, as anticipated, Brascan has sufficient earnings and profits, a depositing United States Holder will be treated as having received a dividend taxable as ordinary income in an amount equal to the entire amount of cash received by the United States Holder pursuant to the Offer. Amounts required to be included in income as a dividend by a United States Holder will not be reduced by the United States Holder's basis in the Class A Limited Voting Shares sold pursuant to the Offer, and the United States Holder's basis in those Class A Limited Voting Shares will be added to the United States Holder's basis in his or her remaining Class A Limited Voting Shares. Amounts treated as a dividend will not be eligible for the dividends received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. United States Holders electing to receive payment in Canadian dollars should consult their own tax advisors as to the United States federal income tax consequences to them of making such an election. No assurance can be given that any of the Section 302 tests will be satisfied as to any particular United States Holder, and thus no assurance can be given that any particular United States Holder will not be treated as having received a dividend taxable as ordinary income.

        Constructive Ownership of Shares.    In determining whether any of the Section 302 tests is satisfied, a United States Holder must take into account not only Class A Limited Voting Shares actually owned by the United States Holder, but also Class A Limited Voting Shares that are constructively owned within the meaning of Section 318 of the U.S. Code. Under Section 318 of the U.S. Code, a United States Holder may constructively own Class A Limited Voting Shares actually owned, and in some cases constructively owned, by certain related individuals and certain entities in which the United States Holder has an interest or that had an interest in the United States Holder, as well as any Class A Limited Voting Shares the United States Holder has a right to acquire by exercise of an option or by the conversion or exchange of a security.

        The Section 302 Tests.    One of the following tests must be satisfied in order for the sale of Class A Limited Voting Shares pursuant to the Offer to be treated as a sale or exchange rather than as a dividend distribution.

  (a)
  Substantially Disproportionate Test. The redemption for cash of Class A Limited Voting Shares owned by a United States Holder will be substantially disproportionate with respect to the United States Holder if both the percentage of the outstanding voting shares and the percentage of the outstanding common stock of Brascan actually and constructively owned by the United States Holder immediately following the sale of Class A Limited Voting Shares pursuant to the Offer (treating Class A Limited Voting Shares purchased pursuant to the Offer as not outstanding) is less than 80% of the percentage of the outstanding voting shares and the percentage of the outstanding common stock, respectively, of Brascan actually and constructively owned by the United States Holder immediately before the exchange (treating Class A Limited Voting Shares purchased by Brascan pursuant to the Offer as outstanding). United States Holders should consult their tax advisors concerning the application of the substantially disproportionate test to their particular circumstances.

  (b)
  Complete Redemption Test. The redemption for cash of Class A Limited Voting Shares owned by a United States Holder will be a complete redemption of the United States Holder's interest if either (i) all of the Class A Limited Voting Shares actually and constructively owned by the United States Holder are sold pursuant to the Offer and such shares constitute all of the stock of Brascan actually and constructively owned by such United States Holder, or (ii) all of the Class A Limited Voting Shares actually owned by the United States Holder are sold pursuant to the Offer, such shares constituting all of the stock of Brascan actually owned by such holder, and the United States Holder is eligible to waive, and effectively waives, the attribution of all shares constructively owned by the United States Holder in accordance with the procedures described in Section 302(c)(2) of the U.S. Code.

  (c)
  Not Essentially Equivalent to a Dividend Test. The redemption for cash of Class A Limited Voting Shares owned by a United States Holder will not be essentially equivalent to a dividend if the United States Holder's exchange of Class A Limited Voting Shares pursuant to the Offer results in a meaningful reduction of the United States Holder's proportionate interest in Brascan. Whether the receipt of cash by the United States Holder will not be essentially equivalent to a dividend will depend on the United States Holder's particular facts and circumstances. However, in certain circumstances, in the case of a United States Holder holding a small minority of the Class A Limited Voting Shares, even a small reduction may satisfy this test.

        Under certain circumstances, it may be possible for a depositing United States Holder to satisfy one of the Section 302 tests by contemporaneously selling or otherwise disposing of all or some of the Class A Limited Voting Shares that are actually or constructively owned by the United States Holder but that are not purchased pursuant to the Offer. Correspondingly, a United States Holder may fail to satisfy any of the Section 302 tests because of contemporaneous acquisitions of Class A Limited Voting Shares by the United States Holder or by a related party whose shares are constructively owned by the United States Holder. United States Holders should consult their tax advisors regarding the consequences of such sales or acquisitions in their particular circumstances.

        If there is an Over-Subscription, Brascan's purchase of Class A Limited Voting Shares deposited may be prorated. Thus, even if all the Class A Limited Voting Shares actually and constructively owned by a United States Holder are deposited, it is possible that not all of the Class A Limited Voting Shares will be purchased by Brascan, which in turn may affect the United States Holder's ability to satisfy one of the Section 302 tests described above.

        Foreign Tax Credit.    Any withholding tax imposed by Canada would be treated as a foreign tax eligible for credit against such United States Holder's United States federal income tax liability, subject to potential limitations. The income to which such withholding tax relates would fall within the "passive" (or, in the case of certain financial institutions, "financial services income") basket for purposes of the foreign tax credit limitation. In general, amounts that are treated as dividends paid by Brascan for United States federal income tax purposes will be treated as foreign source income, but amounts received by a United States Holder that are treated as capital gains generally will be treated as income from United States sources. Depending on the manner in which amounts received in exchange for deposited Class A Limited Voting Shares are characterized for United States federal income tax purposes, it is possible that a Canadian withholding tax may be imposed in circumstances in which such amounts are treated as United States source income, rather than foreign source income. As a result of limitations on the use of the foreign tax credit, a United States Holder might not be able to take a full foreign tax credit for the tax withheld. If a United States Holder is eligible for the benefits of the Canada-United States Income Tax Convention, an election may be available pursuant to which a United States Holder would, for purposes of computing the foreign tax credit limitation solely with respect to the amount received in exchange for the deposited Class A Limited Voting Shares, be entitled to treat amounts received as capital gains as foreign source income. United States Holders should consult their own tax advisors regarding the availability of such an election as well as the application of the foreign tax credit limitation rules in their particular situation.

        Information Reporting.    The Depositary will report to the IRS proceeds from the sale of Class A Limited Voting Shares pursuant to the Offer unless the Depositary has documentary evidence in its files that the holder is a non-United States person or the holder otherwise establishes an exemption by certifying its status to the Depositary. Certain United States Holders may be subject to 28% backup withholding on their exchange of Class A Limited Voting Shares for cash unless the United States Holder provides on Form W-9 or Substitute Form W-9 its taxpayer identification number and certifies, among other things, that such number is correct. See the Letter of Transmittal.

        The summary in this Section 8 is of a general nature only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular United States Holder and no representation is made with respect to the income tax consequences to any particular United States Holder. Accordingly, United States Holders should consult their own tax advisors with respect to their particular circumstances.

9.     CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

        Brascan has obtained an order from applicable Canadian securities regulators exempting the Company from certain technical requirements of provincial securities legislation to allow the Offer to proceed on the basis set forth herein. Brascan's obligations under the Offer to accept for payment and pay for Class A Limited Voting Shares are subject to certain conditions. See Section 5 of the Offer, "Conditions of the Offer".

10.   SOURCE AND AMOUNT OF FUNDS

        If Brascan were to purchase 12.2 million Class A Limited Voting Shares pursuant to the Offer, the maximum aggregate cost of the Offer, including all fees and expenses applicable to the Offer, would be approximately U.S. $500,415,000. Brascan will fund any purchase of Class A Limited Voting Shares pursuant to the Offer from cash on hand.

11.   DEPOSITARY

        Brascan has appointed CIBC Mellon Trust Company to act as a Depositary for: (i) the receipt of certificates representing Class A Limited Voting Shares and related Letters of Transmittal deposited under the Offer; (ii) the receipt of certificates delivered pursuant to the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Procedure for Depositing Shares" in the Offer to Purchase; (iii) the receipt from Brascan of cash to be paid in consideration of the Class A Limited Voting Shares acquired by Brascan under the Offer, as agent for the depositing shareholders; and (iv) the transmittal of such cash to the depositing shareholders, as agent for the depositing shareholders. The Depositary may contact shareholders by mail, telephone or facsimile and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners.

        The Depositary will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws and expenses in connection therewith.

12.   FEES AND EXPENSES

        Brascan expects to incur expenses of U.S. $215,000 in connection with the Offer, including filing and Depositary fees and legal, translation and printing and mailing expenses. Such expenses will be paid from cash on hand.

13.   STATUTORY RIGHTS

        Securities legislation in certain of the provinces and territories of Canada provides shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the shareholders. However, these rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL BY BRASCAN CORPORATION

October 2, 2005

        The Board of Directors of Brascan Corporation ("Brascan") has approved the contents of the Offer and accompanying Circular dated October 2, 2005 and the delivery thereof to the holders of Class A Limited Voting Shares of Brascan. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. It also does not contain any misrepresentation likely to affect the value or the market price of the Class A Limited Voting Shares within the meaning of the Securities Act (Quebec).

BRASCAN CORPORATION

(Signed) J. BRUCE FLATT	(Signed) BRIAN D. LAWSON
Chief Executive Officer	Chief Financial Officer
On behalf of the Board of Directors

(Signed) ROY MACLAREN	(Signed) JACK M. MINTZ
Director	Director

CONSENT OF TORYS LLP

To the Board of Directors of Brascan Corporation

        We consent to the inclusion of our name in the section titled "Income Tax Consequences" in the Offer and accompanying Circular dated October 2, 2005 made by Brascan Corporation to the holders of its Class A Limited Voting Shares and the reference to our advice contained therein.

October 2, 2005

(Signed) TORYS LLP

        Manually executed photocopies of the Letter of Transmittal will be accepted. The Letter of Transmittal, certificates for Class A Limited Voting Shares and any other required documents should be sent or delivered by each depositing shareholder of Brascan or his broker, dealer, commercial bank, trust company of other nominee to the Depositary at one of its addresses forth below:

Offices of the Depositary, CIBC Mellon Trust Company

By Mail

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

Telephone: (416) 643-5500
Toll Free: 1-800-387-0825

E-mail address: inquiries@cibcmellon.com

By Hand and By Courier

Toronto

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

LETTER OF TRANSMITTAL

To Deposit Class A Limited Voting Shares
("Class A Limited Voting Shares")
of
Brascan Corporation
Pursuant to the Offer to Purchase
Dated October 2, 2005

THE OFFER EXPIRES AT 5:00 P.M. TORONTO TIME ON NOVEMBER 9, 2005 UNLESS THE OFFER IS EXTENDED.

Offices of the Depositary, CIBC Mellon Trust Company

By Mail	By Hand and By Courier
P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9
Telephone: (416) 643-5500 Toll Free: 1-800-387-0825 e-mail address: inquiries@cibcmellon.com

DESCRIPTION OF SHARES DEPOSITED (See Instructions 3 and 4)

Name(s) and Address(es) of Registered Owner(s) (Please Fill in Exactly as Name(s) Appear(s) on Share Certificate(s))

Shares Deposited (Attach signed list if necessary)
Share Certificate Number(s)	Number of Shares Represented by Certificate(s)	Number of Shares Deposited*

Total Shares Deposited

*	If you wish to deposit fewer than all Class A Limited Voting Shares evidenced by any share certificates listed above, indicate in this column the number of Class A Limited Voting Shares you wish to deposit. Otherwise, all Class A Limited Voting Shares evidenced by such share certificates will be considered to have been deposited. See Instruction 4.

☐	I also deposit all whole Class A Limited Voting Shares held in non-certificated form in the Dividend Reinvestment Plan, and authorize CIBC Mellon Trust Company to terminate my participation in the Dividend Reinvestment Plan, issue a certificate for whole Class A Limited Voting Shares to be held pursuant to the Offer and send me a cheque for any fractional Class A Limited Voting Shares.
OR
☐
I also deposit whole Class A Limited Voting Shares held in non-certificated form in the Dividend Reinvestment Plan, and authorize CIBC Mellon Trust Company to withdraw these Class A Limited Voting Shares from the Dividend Reinvestment Plan and issue a certificate for these Class A Limited Voting Shares to be held pursuant to the Offer. I do not wish to terminate my participation in the Dividend Reinvestment Plan.

Delivery of this instrument to an address other than those shown above does not constitute a valid delivery.

        This Letter of Transmittal is to be used only if certificates for Class A Limited Voting Shares are to be forwarded with it pursuant to Section 3of the Offer to Purchase (as defined below).

        Shareholders whose certificates are not immediately available or who cannot deliver their certificates for Class A Limited Voting Shares and all other documents which this Letter of Transmittal requires to the Depositary by the Expiration Date (as defined in the Offer to Purchase) must deposit their Class A Limited Voting Shares according to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. See Instruction 2.

        The undersigned hereby deposits to Brascan Corporation ("Brascan") the above-described Class A Limited Voting Shares at U.S.$41.00 per share, as specified below, net to the shareholder in cash (subject to applicable withholding taxes) and upon the terms and subject to the conditions set forth in Brascan's Offer to Purchase dated October 2, 2005 and any supplements or amendments thereto (the "Offer to Purchase") and in this Letter of Transmittal (which together constitute the "Offer").

        Subject to and effective upon acceptance for purchase of the Class A Limited Voting Shares deposited hereby in accordance with the terms of the Offer, the undersigned hereby sells, assigns and transfers to or upon the order of Brascan all rights, title and interest in and to all Class A Limited Voting Shares deposited hereby and hereby irrevocably constitutes and appoints each of the officers of Brascan as attorney-in-fact of the undersigned with respect to such Class A Limited Voting Shares, with full power of substitution (such power of attorney being an irrevocable power coupled with an interest), to:

  (a)
  deliver certificates for such Class A Limited Voting Shares, together with all accompanying evidences of transfer and authenticity, to or upon the order of, Brascan upon receipt by the Depositary as the undersigned's agent, of the Purchase Price (as hereinafter defined);

  (b)
  present certificates for such Class A Limited Voting Shares for cancellation and transfer on Brascan's books; and

  (c)
  receive all benefits and otherwise exercise all rights of beneficial ownership of such Class A Limited Voting Shares, subject to the next paragraph, all in accordance with the terms of the Offer.

    The undersigned hereby represents and warrants that:

  (a)
  when and to the extent Brascan accepts the Class A Limited Voting Shares for payment, Brascan will acquire good, marketable, and unencumbered title thereto, free and clear of all liens, charges, encumbrances, security interests, claims, restrictions and equities whatsoever, together with all rights and benefits arising therefrom, provided that any dividends or distributions which may be declared, paid, issued, distributed, made or transferred on or in respect of such Class A Limited Voting Shares to shareholders of record on or prior to the date on which the Class A Limited Voting Shares are taken up and paid for under the Offer shall be for the account of the undersigned;

  (b)
  on request, the undersigned will execute and deliver any additional documents that the Depositary or Brascan deems necessary or desirable to complete the assignment, transfer, and purchase of the Class A Limited Voting Shares deposited hereby; and

  (c)
  the undersigned has read and agrees to all of the terms of this Offer.

        The names and addresses of the registered owners should be printed, if they are not already printed above, as they appear on the certificates representing Class A Limited Voting Shares deposited hereby. The certificates and the number of Class A Limited Voting Shares that the undersigned wishes to deposit should be indicated in the appropriate boxes.

2

        The undersigned understands that Brascan will pay U.S.$41.00 per share (the "Purchase Price") for Class A Limited Voting Shares validly deposited and not withdrawn pursuant to the Offer. The undersigned understands that all Class A Limited Voting Shares properly deposited and not withdrawn will be purchased at the Purchase Price, net to the shareholder in cash (but subject to applicable withholding taxes), upon the terms and subject to the conditions of the Offer, including the applicable proration provisions relating to Class A Limited Voting Shares deposited (as described below) and that Brascan will return all other Class A Limited Voting Shares, including Class A Limited Voting Shares not purchased because of proration.

        The undersigned understands that if the number of Class A Limited Voting Shares properly deposited pursuant to the Offer by the Expiration Date (the "Successfully Deposited Class A Limited Voting Shares") and not withdrawn by the shareholders (the "Successful Shareholders") would exceed 12.2 million shares, then the Successfully Deposited Class A Limited Voting Shares will be purchased on a pro rata basis according to the number of Class A Limited Voting Shares deposited (or deemed to be deposited) by the depositing shareholders (with adjustments to avoid the purchase of fractional Class A Limited Voting Shares), except that deposits by Successful Shareholders who own, beneficially or of record, fewer than 100 Class A Limited Voting Shares, who deposit all such Class A Limited Voting Shares pursuant to the Offer and who complete Box A "Odd Lots" will not be subject to proration. Brascan's determination as to proration shall be final and binding on all parties.

        The undersigned recognizes that under certain circumstances set forth in the Offer to Purchase, Brascan may terminate or amend the Offer or may not be required to purchase any of the Class A Limited Voting Shares deposited hereby or may accept for payment, in accordance with the applicable proration provisions relating to Class A Limited Voting Shares deposited, fewer than all of the Class A Limited Voting Shares deposited hereby. The undersigned understands that certificate(s) for any Class A Limited Voting Shares not deposited or not purchased will be returned to the undersigned at the address indicated above, unless otherwise indicated in Box C "Special Payment Instructions" or Box D "Special Delivery Instructions". The undersigned recognizes that Brascan has no obligation, pursuant to the Special Payment Instructions, to transfer any certificates for Class A Limited Voting Shares from the name of their registered owner.

        The undersigned understands that acceptance of Class A Limited Voting Shares by Brascan for payment will constitute a binding agreement between the undersigned and Brascan, effective as of the Expiration Date, upon the terms and subject to the conditions of the Offer.

        The undersigned understands that payment for Class A Limited Voting Shares accepted for payment pursuant to the Offer will be made by depositing the aggregate Purchase Price for such Class A Limited Voting Shares with the Depositary, which will act as agent for the depositing shareholders for the purpose of receiving payment from Brascan and transmitting such payment to the depositing shareholders. Under no circumstances will interest be paid by Brascan or the Depositary by reason of any delay in paying for any Class A Limited Voting Shares or otherwise.

        The undersigned instructs Brascan and the Depositary to issue the cheque for the Purchase Price for such of the Deposited Class A Limited Voting Shares as are purchased to be issued to the order of the undersigned and mailed to the address indicated above unless otherwise indicated in Box C "Special Payment Instructions", Box D "Special Delivery Instructions" or Box E "Hold for Pick-Up".

        All authority conferred or agreed to be conferred in this Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligations of the undersigned under this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in the Offer to Purchase, this deposit is irrevocable.

        If a share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss and your telephone number, to the Depositary. The Depositary will respond with the replacement requirements.

3

BOX A ODD LOTS (See Instruction 5(a))

To be completed ONLY if certificates for Class A Limited Voting Shares are deposited by or on behalf of persons owning beneficially or of record an aggregate of fewer than 100 Class A Limited Voting Shares as of the Expiration Date.
The undersigned either (check one):
☐ will be the beneficial owner of an aggregate of fewer than 100 Class A Limited Voting Shares as of the Expiration Date, all of which are deposited, or
☐
is a broker, dealer, bank, commercial bank, trust company or other nominee that (i) is depositing, for the beneficial owners thereof, Class A Limited Voting Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Class A Limited Voting Shares as of the Expiration Date and is depositing all of such shares.

BOX B CHOICE OF CURRENCY (See Instruction 5(b))

Registered shareholders RESIDENT IN CANADA will receive the purchase price for Class A Limited Voting Shares purchased in Canadian dollars unless such shareholders indicate, by marking the box immediately below, that they would like to receive the Purchase Price in U.S. dollars.
☐ Please pay the purchase price in U.S. dollars.

Registered shareholders NOT RESIDENT IN CANADA will receive the purchase price for Class A Limited Voting Shares purchased in U.S. dollars unless such shareholders indicate, by marking the box immediately below, that they would like to receive the Purchase Price in Canadian dollars.
☐ Please pay the purchase price in Canadian dollars.

BOX C SPECIAL PAYMENT INSTRUCTIONS (See Instructions 1, 4, 6 and 7)

To be completed ONLY if certificates for Class A Limited Voting Shares not deposited or not purchased and/or the cheque for the purchase price of Class A Limited Voting Shares purchased are to be issued in the name of someone other than the undersigned.
Issue cheque and/or certificate to:
Name
(Please Print)
Address

BOX D SPECIAL DELIVERY INSTRUCTIONS (See Instructions 1, 4, 6 and 7)

To be completed ONLY if certificates for Class A Limited Voting Shares not deposited or not purchased and/or the cheque for the purchase price of Class A Limited Voting Shares purchased are to be sent to someone other than the undersigned, or to the undersigned at an address other than that shown above.
Mail cheque and/or certificate to:
Name
(Please Print)
Address

(Include Postal Code or Zip Code)

BOX E HOLD FOR PICK-UP
☐	Hold certificates and/or cheques for Class A Limited Voting Shares for pick-up.

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BOX F
☐	Check here if certificates for deposited Class A Limited Voting Shares are being delivered pursuant to a notice of guaranteed delivery previously sent to the Depositary and complete the following:
Name(s) of Registered Owner(s):
Date of Execution of Notice of Guaranteed Delivery:
Name of Institution which Guaranteed Delivery:

BOX G SHAREHOLDER(S) SIGN HERE (See Instructions 1 and 6)

Must be signed by registered owner(s) exactly as name(s) appear(s) on certificate(s) or on a security position listing or by person(s) authorized to become registered owner(s) by certificate(s) and documents transmitted with this Letter of Transmittal. If signature is by attorney-in-fact, executor, administrator, trustee, guardian, officer of a corporation or another acting in a fiduciary or representative capacity, please set forth the full title. See Instruction 6.
Authorized Signature:
Signature(s) of Owner(s)
Name(s)
(Please Print)
Capacity
Address

(Include Postal Code or Zip Code)
Area Code and Telephone Number

U.S. shareholders must provide their Taxpayer Identification No. or Social Security No. and must also complete the accompanying Substitute Form W-9; Canadian shareholders must provide their Social Insurance No.
TIN; SSN; SIN:
Dated	, 2005

BOX H GUARANTEE OF SIGNATURE(S) (See Instructions 1 and 6)
Authorized Signature:
Name(s)
(Please Print)
Title
Name of Firm
Address

(Include Postal Code or Zip Code)

Area Code and Telephone Number
Dated	, 2005

5

SUBSTITUTE Form W-9	Part 1 — PLEASE PROVIDE YOUR TIN (OR IF AWAITING A TIN, WRITE "APPLIED" AND CERTIFY BY SIGNING AND DATING BELOW):	TIN (Social Security Number or Employer Identification Number)

Department of the Treasury Internal Revenue Service	Part 2 — For Payees Exempt From Backup Withholding (See Instructions) Exempt from backup withholding Part 3 — Certification — Under penalties of perjury, I certify that:
Payer's Request for	(1)	The number shown on this form is my correct TIN (or I am waiting for a number to be issued to me), and
Taxpayer Identification Number ("TIN") and Certification	(2)	I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified me that I am no longer subject to backup withholding, and
Check appropriate box:	(3)	I am a U.S. person (including a U.S. resident alien).
☐ Individual/sole proprietor ☐ Corporation ☐ Partnership ☐ Other		The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

NAME
ADDRESS
SIGNATURE
DATE

        You must cross out item (2) in Part 3 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return.

COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE "APPLIED FOR" IN PART 1 OF THE SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and that I mailed or delivered an application to receive a Taxpayer Identification Number to the appropriate Internal Revenue Service Center or Social Security Administration Office (or I intend to mail or deliver an application in the near future). I understand that if I do not provide a taxpayer identification number to the Payor at the time of payment, the Payor is required to withhold 28 percent of all payments reportable made to me thereafter until I provide a number.
SIGNATURE	DATE

NOTE:	FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN A $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND IN BACKUP WITHHOLDING OF 28% OF ANY REPORTABLE PAYMENTS. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER OR SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

6

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

        GUIDELINES FOR DETERMINING THE PROPER IDENTIFICATION NUMBER TO GIVE THE PAYER. — Social Security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-000100. The table below will help you determine the number to give the payer.

	For this type of account:		Give the SOCIAL SECURITY number of —
1.	Individual		The individual
2.	Two or more individuals (joint account)		The actual owner of the account or, if combined funds, any one of the individuals(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)		The minor(2)
4.	a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
	b.	So-called trust account that is not a legal or valid trust under state law
5.	Sole proprietorship or single-owner LLC		The owner(3)
	For this type of account:		Give the EMPLOYER IDENTIFICATION number of —
6.	Sole proprietorship or single-owner LLC		The owner(3)
7.	A valid trust, estate, or pension trust		The legal entity(4)
8.	Corporate or LLC electing corporate status on Form 8832		The corporation
9.	Association, club, religious, charitable, educational or other tax-exempt organization		The organization
10.	Partnership or multi-member LLC		The partnership
11.	A broker or registered nominee		The broker or nominee
12.	Amount with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments		The public entity

(1)
List first and circle the name of the person whose number you furnish. If only one person on a joint account has a Social Security number, that person's number must be furnished.

(2)
Circle the minor's name and furnish the minor's Social Security number

(3)
You must show your individual name, but you may also enter your business or "doing business as" name. You may use either your Social Security number or Employer Identification number (if you have one).

(4)
List first and circle the name of the legal trust, estate, or pension trust. Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title.

NOTE:    If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

        If you do not have a Taxpayer Identification Number, you should apply for one immediately. To apply for a Social Security number, obtain Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or online at www.sa.gov/online/ss5.html. You may also obtain this form by calling 1-800-772-1213. Use Form W-7, Application for an IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an ITIN. You can obtain Forms W-7 and SS-4 by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS Web Site at www.irs.gov.

Payees Exempt from Backup Withholding

        Payees specifically exempted from backup withholding on ALL payments include the following:

  •
  An organization exempt from tax under Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), or an individual retirement plan, or a custodial account under Section 403(b)(7), if the account satisfies the requirements of Section 401(0(2).

  •
  The U.S. or any of its agencies or instrumentalities.

  •
  A state, the District of Columbia, a possession of the U.S., or any political subdivision or instrumentality thereof.

  •
  A foreign government, a political subdivision of a foreign government, or any agency or instrumentality thereof.

7

  •
  An international organization or any agency, or instrumentality thereof.

        Other payees that may be exempt from backup withholding include:

  •
  A corporation.

  •
  A financial institution.

  •
  A trust exempt from tax under Section 664 of the Code or described in Section 4947 of the Code.

  •
  A futures commission merchant registered with the Commodity Futures Trading Commission.

  •
  A middleman known in the investment community as a nominee or custodian.

  •
  A dealer in securities or commodities required to register in the U.S. the District of Columbia or a possession of the U.S.

  •
  A real estate investment trust.

  •
  A common trust fund operated by a bank under Section 584(a) of the Code.

  •
  An entity registered at all times during the tax year under the Investment Company Act of 1940.

  •
  A foreign central bank of issue.

        Payments of dividends not generally subject to backup withholding include the following:

  •
  Payments to non-resident aliens subject to withholding under Section 1441 of the Code.

  •
  Payments to partnerships not engaged in a trade or business in the U.S. and which have at least one non-resident partner.

  •
  Payments made by certain foreign organizations.

        Exempt payees described above should file a Form W-9 to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE "EXEMPT" ON THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

        Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under Sections 6041, 6041 A (2), 6045 and 6050A of the Code and the regulations promulgated thereunder.

        Privacy Act Notice — Section 6109 requires most recipients of dividends, interest, or other payments to give taxpayer identification numbers to payers who must report the payments to the IRS. The IRS uses the numbers for identification purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividends and certain other payments to a payee who does not furnish a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1)
Penalty for Failure to Furnish Taxpayer Identification Number — If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)
Civil Penalty for False Information with Respect to Withholding — If you make a false statement with no reasonable basis that results in no imposition of backup withholding, you are subject to a penalty of $500.

(3)
Criminal Penalty for Falsifying Information — Wilfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

8

INSTRUCTIONS
Forming Part of the Terms of the Offer

1.     Guarantee of Signatures.    No signature guarantee is required if either:

  (a)
  this Letter of Transmittal is signed by the registered holder of the Class A Limited Voting Shares deposited with this Letter of Transmittal and payment and delivery are to be made directly to such owner and such owner has not completed either Box C "Special Payment Instructions" or Box D "Special Delivery Instructions" above; or

  (b)
  such Class A Limited Voting Shares are deposited for the account of a firm which is a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (each being referred to as an "Eligible Institution"). (Members of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Investment Dealers Association of Canada or members of the National Association of Securities Dealers.)

        In all other cases, an Eligible Institution must guarantee all signatures on this Letter of Transmittal by completing Box H "Guarantee of Signature(s)". See Instruction 6.

2.     Delivery of Letter of Transmittal and Certificates; Guaranteed Delivery Procedures.    This Letter of Transmittal is to be used if certificates are to be forwarded with it to the Depositary. Certificates for all physically deposited Class A Limited Voting Shares together with a properly completed and duly executed Letter of Transmittal or facsimile thereof, and any other documents required by this Letter of Transmittal, should be mailed or delivered to the Depositary at the appropriate address set forth herein and must be received by the Depositary by the Expiration Date (as defined in the Offer to Purchase).

        Shareholders whose certificates are not immediately available or who cannot deliver certificates for Class A Limited Voting Shares and all other required documents to the Depositary by the Expiration Date may deposit their Class A Limited Voting Shares by or through any Eligible Institution by properly completing and duly executing and delivering a Notice of Guaranteed Delivery (or facsimile of it) and by otherwise complying with the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. Pursuant to such procedure, the certificates for all physically deposited Class A Limited Voting Shares, as well as a properly completed and duly executed Letter of Transmittal and all other documents required by this Letter of Transmittal must be received by the Depositary at its Toronto office within three days on which trading occurs on the Toronto Stock Exchange (each such day is referred to as a "Trading Day") after receipt by the Depositary of such Notice of Guaranteed Delivery, all as provided in Section 3 of the Offer to Purchase.

        The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. For Class A Limited Voting Shares to be validly deposited pursuant to the guaranteed delivery procedure, the Depositary must receive the Notice of Guaranteed Delivery by the Expiration Date.

        The method of delivery of all documents, including certificates for Class A Limited Voting Shares, is at the election and risk of the depositing shareholder. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended.

        Brascan will not purchase any fractional Class A Limited Voting Shares, nor will it accept any alternative, conditional or contingent deposits except as specifically permitted by the Offer to Purchase. All depositing shareholders, by execution of this Letter of Transmittal (or facsimile of it) waive any right to receive any notice of the acceptance of their deposit.

3.     Inadequate Space.    If the space provided in the box captioned "Description of Shares Deposited" is inadequate, the certificate numbers and/or the number of Class A Limited Voting Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

9

4.     Partial Deposits and Unpurchased Shares.    If fewer than all of the Class A Limited Voting Shares evidenced by any certificate are to be deposited, fill in the number of Class A Limited Voting Shares which are to be deposited in the column entitled "Number of Shares Deposited". In such case, if any deposited Class A Limited Voting Shares are purchased, a new certificate for the remainder of the Class A Limited Voting Shares evidenced by the old certificate(s) will be issued and sent to the registered holder, unless otherwise specified in Box C "Special Payment Instructions" or Box D "Special Delivery Instructions" on this Letter of Transmittal, as soon as practicable after the Expiration Date. All Class A Limited Voting Shares represented by the certificate(s) listed and delivered to the Depositary are deemed to have been deposited unless otherwise indicated.

5.
(a)    Odd Lots.    As described in Section 1 of the Offer to Purchase, in order to minimize "Odd Lot" remainders for shareholders who own, beneficially or of record, fewer than 100 Class A Limited Voting Shares, and who tender all such Class A Limited Voting Shares pursuant to the Offer, Brascan will purchase all such Class A Limited Voting Shares without subjecting them to proration, provided such shareholders check Box A "Odd Lots" in this Letter of Transmittal.

  (b)    Choice of Currency.    Registered shareholders who are resident in Canada will receive the Canadian dollar equivalent of the Purchase Price, unless they elect, in Box B "Choice of Currency" in this Letter of Transmittal, to receive the Purchase Price in U.S. dollars. Registered shareholders who are not resident in Canada will receive the Purchase Price in U.S. dollars unless they elect, in Box B "Choice of Currency" in this Letter of Transmittal, to receive the Purchase Price in Canadian dollars. The Canadian dollar equivalent of the Purchase Price will be calculated using on the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the noon buying rate provided by the Bank of Canada on the business day immediately preceding the payment date.

6.     Signatures on Letter of Transmittal, Stock Powers and Endorsements.

  (a)
  If this Letter of Transmittal is signed by the registered owner(s) of the Class A Limited Voting Shares deposited hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate without any change whatsoever.

  (b)
  If the Class A Limited Voting Shares are registered in the names of two or more joint owners, each such owner must sign this Letter of Transmittal.

  (c)
  If any deposited Class A Limited Voting Shares are registered in different names on several certificates, it will be necessary to complete, sign, and submit as many separate Letters of Transmittal (or facsimile of it) as there are different registrations of certificates.

  (d)
  When this Letter of Transmittal is signed by the registered owner(s) of the Class A Limited Voting Shares listed and transmitted hereby, no endorsements of certificate(s) representing such Class A Limited Voting Shares or separate stock powers are required unless payment is to be made, or the certificates for Class A Limited Voting Shares not deposited or not purchased are to be issued, to a person other than the registered owner(s). Any signature(s) required on such certificates or stock powers must be guaranteed by an Eligible Institution. If this Letter of Transmittal is signed by a person other than the registered owner of the certificate(s) listed, however, the certificates must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered owner(s) appear(s) on the certificate, and signatures on such certificate(s) or stock power(s) must be guaranteed by an Eligible Institution. See Instruction 1.

  (e)
  If this Letter of Transmittal or any certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to Brascan of their authority so to act.

7.     Special Payment and Delivery Instructions.    If certificates for Class A Limited Voting Shares not deposited or not purchased and/or cheques are to be issued in the name of a person other than the signer of the Letter of Transmittal or if such certificates and/or cheques are to be sent to someone other than the signer of the Letter of Transmittal or to the signer at a different address, Box C "Special Payment Instructions" and/or Box D "Special Delivery Instructions" on this Letter of Transmittal must be completed.

10

8.     Irregularities.    Brascan will determine, in its sole discretion, all questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any deposit of Class A Limited Voting Shares and its determination shall be final and binding on all parties. Brascan reserves the absolute right to reject any or all deposits determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of Brascan's counsel, be unlawful. Brascan also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in the deposit of any particular Class A Limited Voting Shares and Brascan's interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No deposit of Class A Limited Voting Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with deposits must be cured within such time as Brascan shall determine. None of Brascan, the Depositary nor any other person is or will be obligated to give notice of defects or irregularities in deposits, nor shall any of them incur any liability for failure to give any such notice.

9.     Questions and Requests for Assistance and Additional Copies.    Questions and requests for assistance may be directed to the Depositary at its addresses and telephone and facsimile numbers set forth on the back cover of the Offer to Purchase. Additional copies of the Offer to Purchase, the Notice of Guaranteed Delivery and this Letter of Transmittal may be obtained from the Depositary or from your local broker, dealer, commercial bank, or trust company.

IMPORTANT: This Letter of Transmittal or manually signed photocopy of it (together with certificates for Class A Limited Voting Shares and all other required documents) must be received by the Depositary on or before the Expiration Date.

IMPORTANT U.S. TAX INFORMATION FOR U.S. SHAREHOLDERS

Backup Withholding

        Under U.S. federal income tax law, a shareholder whose Class A Limited Voting Shares are accepted for payment pursuant to the Offer may be subject to backup withholding on such payments received by that shareholder at a rate of 28%.

        To prevent backup withholding, a shareholder that is a resident of the United States for United States federal income tax purposes is required to notify the Depositary of the shareholder's current taxpayer identification number ("TIN") by completing the enclosed Substitute Form W-9, certifying that the TIN provided on that form is correct (or that such shareholder is awaiting receipt of a TIN), and that (i) the shareholder has not been notified by the Internal Revenue Service that the shareholder is subject to backup withholding as a result of failure to report all interest or dividends or (ii) after being so notified, the Internal Revenue Service has notified the shareholder that the shareholder is no longer subject to backup withholding. If the Depositary is not provided with the correct TIN, such shareholder may be subject to a U.S.$50 penalty imposed by the Internal Revenue Service and payments that are made to such shareholder pursuant to the Offer may be subject to backup withholding (see below).

        Each shareholder is required to give the Depositary the TIN (e.g., Social Security number or employer identification number) of the record holder of the Class A Limited Voting Shares. If the Class A Limited Voting Shares are registered in more than one name or are not registered in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which number to report. A shareholder who does not have a TIN may check the box in Part 3 of the Substitute Form W-9 if such shareholder has applied for a number or intends to apply for a TIN in the near future. If the box in Part 3 is checked, the shareholder must also complete the "Certificate of Awaiting Taxpayer Identification Number" below in order to avoid backup withholding. If the box is checked, payments made will be subject to backup withholding unless the shareholder has furnished the Depositary with his or her TIN by the time payment is made. A shareholder who checks the box in Part 3 in lieu of furnishing a TIN should furnish the Depositary with the shareholder's TIN as soon as it is received.

        Certain shareholders (including, among others, all corporations) are not subject to these backup withholding requirements. To avoid possible erroneous backup withholding, a shareholder who is a resident of the United States for United States federal income tax purposes and is exempt from backup withholding should complete the Substitute Form W-9 by providing his or her correct TIN, signing and dating the form, and writing "exempt" on the face of the form.

11

        All shareholders are encouraged to consult their own tax advisors to determine whether they are exempt from these backup withholding and reporting requirements and to determine which form should be used to avoid backup withholding.

        If backup withholding applies, the Depositary is required to withhold 28% of any payments to be made to the shareholder. Backup withholding is not an additional tax. Rather, the U.S. tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained by filing a tax return with the Internal Revenue Service. The Depositary cannot refund amounts withheld by reason of backup withholding.

12

NOTICE OF GUARANTEED DELIVERY
for
Deposit of Class A Limited Voting Shares
of
Brascan Corporation

        As set forth in Section 3 of the Offer to Purchase (as defined below), this form or one substantially equivalent hereto must be used to deposit Class A Limited Voting Shares ("Class A Limited Voting Shares") of Brascan Corporation ("Brascan") pursuant to the Offer (as defined below) if certificates for Class A Limited Voting Shares are not immediately available or time will not permit all documents required by the Letter of Transmittal to reach the Depositary by the Expiration Date (as defined in the Offer to Purchase). Such form may be delivered by hand or transmitted by facsimile transmission or letter to the Depositary at the offices set forth below. See Section 3 of the Offer of Purchase.

Offices of the Depositary, CIBC Mellon Trust Company
By Mail	By Hand and By Courier
P.O. Box 1036	199 Bay Street
Adelaide Street Postal Station	Commerce Court West
Toronto, Ontario	Securities Level
M5C 2K4	Toronto, Ontario M5L 1G9
By Facsimile Transmission
(416) 643-3148

Delivery of this instrument to an address or transmission of instructions via a facsimile number other than as set forth above does not constitute a valid delivery.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on the Letter of Transmittal is required to be guaranteed by an Eligible Institution such signature must appear on the applicable space on the Letter of Transmittal.

The undersigned hereby deposits to Brascan in the manner and at the price per share indicated below, net to the shareholder in cash (subject to applicable withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 2, 2005 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"), receipt of which is hereby acknowledged, the number of Class A Limited Voting Shares indicated below pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.

Number of Class A Limited Voting Shares
Certificate Nos. (if available)

Signature(s)

Sign Here
Dated: , 2005

Name(s) of Registered Holder(s)
(Please type or print)
Address

Postal Code or Zip Code
Area Code and Telephone No.

BOX A ODD LOTS (See Instruction 5(a) of Letter of Transmittal)

To be completed ONLY if certificates for Class A Limited Voting Shares are deposited by on behalf of persons owning beneficially or of record an aggregate of fewer than 100 Class A Limited Voting Shares as of the Expiration Date. The undersigned either (check one):
☐ will be the beneficial owner of an aggregate of fewer than 100 Class A Limited Voting Shares as of the Expiration Date, all of which are deposited, or

☐ is a broker, dealer, bank, commercial bank, trust company or other nominee that (i) is depositing, for the beneficial owners thereof, Class A Limited Voting Shares with respect to which it is the record owner, and (ii) believes, based upon representations made to it by each such beneficial owner, that such beneficial owner will own an aggregate of fewer than 100 Class A Limited Voting Shares as of the Expiration Date and is depositing all of such shares.

BOX B CHOICE OF CURRENCY (See Instruction 5(b) of Letter of Transmittal)

Registered shareholders RESIDENT IN CANADA will receive the purchase price for Class A Limited Voting Shares purchased in Canadian dollars unless such shareholders indicate, by marking the box immediately below, that they would like to receive the Purchase Price in U.S. dollars.
☐ Please pay the purchase price in U.S. dollars.

Registered shareholders NOT RESIDENT IN CANADA will receive the purchase price for Class A Limited Voting Shares purchased in U.S. dollars unless such shareholders indicate, by marking the box immediately below, that they would like to receive the Purchase Price in Canadian dollars.
☐ Please pay the purchase price in Canadian dollars.

        IMPORTANT: This Notice of Guaranteed Delivery or a manually signed photocopy of it (together with all other required documents) must be received by the Depositary on or before the Expiration Date.

DO NOT SEND SHARE CERTIFICATES WITH THIS FORM

        The Institution which completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for Class A Limited Voting Shares to the Depositary within the time period shown herein. Failure to do so could result in a financial loss to such institution.

2

GUARANTEE

(Not to be used for signature guarantee)

        The undersigned, a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) guarantees to deliver to the Depositary at its Toronto office at the address set forth above on or before 4:30 p.m. the certificate(s) representing the Class A Limited Voting Shares deposited hereby, in proper form for transfer, with delivery of a properly completed and duly executed Letter of Transmittal (or manually-signed facsimile thereof) and any other required documents, all within three Trading Days after the Expiration Date. As used herein "Trading Day" means a day on which trading occurs on the Toronto Stock Exchange.

Name of Firm

Address of Firm

Postal or Zip Code

Area Code and Tel. No.

Authorized Signature

Name
(Please type or print)
Title

3

PART II

UNDERTAKING AND CONSENT TO
SERVICE OF PROCESS

Item 1. Undertakings.

  (a)
  The Issuer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

  (b)
  The Issuer also undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise disclose in Canada, information regarding purchases of the issuer's securities in connection with the cash tender covered by this Schedule. Such information shall be set forth in amendments to this Schedule.

Item 2. Consent to Service of Process.

  (a)
  Concurrently with the filing of this Schedule, the Issuer is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

  (b)
  Any change to the name or address of the issuer's agent for service shall be communicated promptly to the Commission by amendments to Form F-X referencing the file number of the issuer.

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	"Alan V. Dean" Name: Alan V. Dean Title: Senior Vice-President and Secretary

Date: October 5, 2005

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TABLE OF CONTENTS
PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
LETTER OF TRANSMITTAL
PART II
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES